Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2025 and 2024

(expressed in U.S. dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of DeFi Technologies Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of DeFi Technologies Inc. and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income (loss), consolidated statements of changes in equity and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2025, in conformity with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net working capital deficiency that raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

1.	Digital Assets, Digital Assets Loaned and Digital Assets Staked, and Related Realized and Net Change in Unrealized Gains and (Losses) on Digital Assets and Staking and Lending Income

Description of the critical audit matter:

The Company held material digital assets, digital assets loaned, and digital assets staked as of December 31, 2025. These balances were measured at fair value and involved self-custody arrangements, validator and staking arrangements, and assets held with counterparties and lending counterparties. These balances and arrangements also gave rise to related amounts recognized in realized and net change in unrealized gains and (losses) on digital assets and staking and lending income. See Note 6 to the consolidated financial statements for further details.

Why the matter is a critical audit matter:

We identified this matter as a critical audit matter because of the magnitude of the balances and the especially challenging auditor judgment involved in evaluating the Company’s valuation, existence, rights and ownership of the assets, including revenue recognition under lending and staking arrangements, and the completeness and accuracy of the related realized and net change in unrealized gains and (losses). A portion of the digital assets and digital assets staked were held in self-custody validator addresses, which increased the risk related to rights and ownership due to the anonymous nature of blockchain addresses and the need to demonstrate control over the related private keys. In addition, significant judgment was required in evaluating assets held with counterparties and lending counterparties, including confirmations, contractual rights, and valuation.

How our audit addressed the critical audit matter:

Our audit procedures related to digital assets, digital assets loaned, and digital assets staked and related realized and net change in unrealized gains and (losses) on digital assets and staking and lending income included, among others:

●	Performing walkthroughs to understand the process, obtaining an understanding of relevant custody, lending, and staking arrangements and evaluating service organization reports and related client user entity controls where relevant;

●	involving subject matter specialists in planning and reviewing certain procedures;

●	obtaining confirmations from custodians and counterparties and reconciling confirmed balances to the Company’s records;

●	physically observing the transfers of self-custodied digital assets to a qualified custodian during and after year-end, including selected assets that remained staked at year-end due to lock-up restrictions, to assess rights and ownership;

●	corroborating selected balances and transactions to public blockchain records and evaluating the reliability of blockchain evidence;

●	testing roll-forwards and selected transactions for digital assets, digital assets loaned, and digital assets staked, including evaluating relevant agreements and rights; and

●	testing selected staking and lending rewards recognized in staking and lending income by agreeing amounts to external evidence;

●	reperforming and assessing the reasonableness of management’s calculation of realized and net change in unrealized gains and (losses) on digital assets;

●	testing valuation using the Company’s reference pricing and other independent sources, and evaluating the related disclosures.

2.	Equity Investments in Digital Assets at Fair Value Through Profit or Loss (FVTPL) and Related Realized and Net Change in Unrealized Gains and (Losses) on Investments in Equity Investments through FVTPL

Description of the critical audit matter:

The Company held material equity investments in digital asset funds measured at fair value through profit or loss as of December 31, 2025. Activity affecting the carrying amount of these investments, and the related realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL, included purchases, distributions, staking-related activity within the underlying funds, and period-end fair value remeasurement. See Note 7 to the consolidated financial statements for further details.

Why the matter is a critical audit matter:

We identified this matter as a critical audit matter because auditing the fair value of these investments required especially challenging, subjective, and complex auditor judgment. The fair value measurement involved significant unobservable inputs and assumptions, including discounts for lack of marketability, unlock schedules, liquidity and transfer restrictions, and measurement-date pricing.

How our audit addressed the critical audit matter:

Our audit procedures related to equity investments in digital assets at FVTPL and related realized and net change in unrealized gains and (losses) on investments in equity investments through FVTPL included, among others:

●	Performing walkthroughs to understand process and obtaining an understanding of the funds and related agreements;

●	obtaining year-end statements and confirmations from fund managers and administrators and reconciling them to the Company’s records;

●	evaluating the completeness and accuracy of unlock and vesting schedules, and agreeing significant restrictions and key terms to legal agreements and fund documentation;

●	testing all purchases, distributions, staking income, and the roll-forward of the investments during the year;

●	reperforming and assessing the reasonableness of management’s calculation of realized and net change in unrealized gains and (losses) on equity investments at FVTPL;

●	involving valuation specialists to evaluate the reasonableness of significant assumptions, including but not limited to discounts for lack of marketability, unlock schedules, restrictions, and measurement-date pricing; and

●	assessing the reasonableness of valuation methodology and related disclosures in the consolidated financial statements.

/s/ Harpreet Dhawan
HDCPA Professional Corporation

We have served as the Company’s auditor since 2023.

Mississauga, Ontario, Canada

April 2, 2026

DeFi Technologies Inc.

i

DeFi Technologies Inc.

Consolidated Statements of Financial Position

(Expressed in U.S. dollars)

	Note	December 31, 2025	December 31, 2024	January 1, 2024
		$	$	$
			(See Note 2 (e))	(See Note 2 (e))
Assets
Current
Cash and cash equivalents	3,23	91,234,090	15,931,525	5,086,256
Client cash deposits	3	5,615,054	10,665,147	-
Prepaid expenses and other assets	4	9,596,921	1,797,724	1,182,321
Public investments, at fair value through profit and loss	5,23,26	272,520	778,085	-
Investment in associate	10	2,423,934	-	-
Digital assets	6	356,450,053	276,853,787	142,437,463
Digital assets loaned	6	87,326,227	38,618,758	204,466,643
Digital assets staked	6,7	38,986,741	240,031,645	23,078,945
Equity investments in digital assets funds, at FVTPL	6,7	75,411,946	126,317,000	-
Total current assets		667,317,486	710,993,671	376,251,628

Private investments, at fair value through profit and loss	5,23,26	29,372,628	37,348,081	32,717,095
Digital assets	6	62,367	334,710	486,649
Digital assets loaned	6	32,761,543	-	-
Equity investments in digital assets funds, at FVTPL	6,7	56,570,104	131,108,063	-
Equipment		-	103	6,094
Right-of-use asset	15	2,999,253	-	-
Intangible assets	9	400,208	1,649,270	2,660,625
Goodwill	9	35,080,194	37,157,779	35,080,194
Total assets		824,563,783	918,591,677	447,202,285
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11,26,27	9,270,110	3,482,464	6,899,320
Loans payable	12,23	2,611,009	9,693,294	42,522,656
Trading liabilities	8	24,122,640	15,109,375	-
ETP holders payable	13	622,304,667	871,162,347	384,190,602
Warrant liability	14	13,599,316	-	-
Lease liability - current portion	15	553,973	-	-
Total current liabilities		672,461,715	899,447,480	433,612,578

Lease liability	15	2,548,215	-	-
Total non-current liabilities		2,548,215	-	-
Total liabilities		675,009,930	899,447,480	433,612,578

Share capital	21	222,974,359	153,294,666	128,886,879
Preferred shares	21	3,190,601	3,190,601	3,190,601
Share-based payments reserves	22	24,972,066	26,401,006	21,282,945
Accumulated other comprehensive income		(1,481,289)	(294,045)	(4,262,989)
Non-controlling interest	8	-	-	(3,562)
Deficit		(100,101,884)	(163,448,031)	(135,504,167)
Total equity		149,553,853	19,144,197	13,589,707
Total liabilities and equity		824,563,783	918,591,677	447,202,285
Nature of operations and going concern	1
Commitments and contingencies	27

Approved on behalf of the Board of Directors:
“Johan Wattenstrom”	“Per von Rosen”
Director	Director

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Expressed in U.S. dollars)

		Year ended December 31,
		2025	2024
		$	$
			(See Note 2 (e))
Revenues
Staking and lending income	19	13,072,141	13,014,797
Management fees		9,696,992	6,443,983
Trading commissions		9,579,010	2,106,286
Research revenue		533,000	1,433,378
Advisory revenue		287,558	-
Revenues excluding realized and net change in unrealized gains (losses)		33,168,701	22,998,444

Realized and net change in unrealized (loss) gain on digital assets	16	(233,989,493)	252,040,373
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	17	(51,007,843)	108,915,688
Realized and net change in unrealized gain (loss) on ETP payables	18	350,965,104	(352,528,754)
Revenues from realized and net change in unrealized gains (losses)		65,967,768	8,427,307
Total revenues		99,136,469	31,425,751

Operating expenses
Operating, general and administration	20	34,219,133	36,735,665
Share based payments	22	13,210,103	19,249,685
Depreciation - equipment		1,666	5,990
Amortization - right-of-use assets	15	207,328	-
Amortization - intangibles	9	1,331,581	1,543,995
Fees and commissions		6,200,681	4,107,102
Foreign exchange (gain) loss		(2,558,519)	(321,322)
Total operating expenses		52,611,973	61,321,115
Operating income (loss)		46,524,496	(29,895,364)

Realized (loss) gain on investments	5	(419,093)	112,984
Unrealized (loss) gain on investments	5	(16,501,202)	7,908,831
Interest income		542,622	4,537
Interest recovery (expense)		773,244	(2,824,092)
Financing expense	21	(4,677,123)	-
Gain on deconsolidation		583,966	-
Loss on investment in associate	10	(75,506)	-
Change in fair value of warrant liability	14	39,595,879	-
Bad debt expense		(726,240)	(216,635)
Impairment loss	9	(2,077,585)	(3,622,456)
Total other (expenses) income		17,018,962	1,363,169
Net income (loss) for the year before taxes		63,543,458	(28,532,195)
Current income taxes	30	1,137,731	-
Net income (loss) for the year after taxes		62,405,727	(28,532,195)
Other comprehensive income Cumulative translation adjustment		294,045	915,334
Net income (loss) and comprehensive income (loss) for the year		62,699,772	(27,616,861)

Net income (loss) attributed to:
Owners of the parent		62,405,727	(28,532,195)
Non-controlling interests		-	-
		62,405,727	(28,532,195)

Net income (loss) and comprehensive income (loss) attributed to:
Owners of the parent		62,772,109	(27,616,861)
Non-controlling interests		(72,337)	-
		62,699,772	(27,616,861)

Income (loss) per share
Basic		0.18	(0.10)
Diluted		0.17	(0.10)

Weighted average number of shares outstanding:
Basic		344,919,433	295,591,423
Diluted		377,532,673	295,591,423

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

		Year ended December 31,
	Note	2025	2024
		$	$
			(See Note 2 (e))
Cash (used in) provided by operations:
Net income (loss) for the year after taxes		$62,405,727	$(28,532,195)
Adjustments to reconcile net (loss) income to cash (used in) operating activities:
Share-based payments	22	13,210,103	19,249,685
Impairment loss	9	2,077,585	3,622,456
Interest expense		-	2,824,092
Depreciation - equipment		1,666	5,990
Amortization - right-of-use asset	9	207,328	-
Amortization - Intangible asset	9	1,331,581	1,543,995
Realized loss on investments, net	23	419,093	(112,984)
Unrealized gain on investments, net	23	16,501,202	(7,908,831)
Realized and net change in unrealized (loss) gain on digital assets	16	233,989,493	(252,040,373)
Realized and net change in unrealized gain (loss) on ETP payables	17	(350,965,104)	352,528,754
Realized and net change in unrealized (loss) gain on equity investments at FVTPL	18	51,007,843	(108,915,688)
Staking and lending income	19	(13,072,141)	(13,014,797)
Management fee revenue		(9,696,992)	(6,443,983)
Non-cash trading fees		1,532,613	2,241,389
Share issuance costs expensed	21	4,695,578	-
Change in fair value of warrant liability	14	(39,595,879)	-
Lease interest expense		92,080	-
Gain on deconsolidation		(583,966)	-
Loss on investment in associate		75,506	-
Unrealized loss on foreign exchange		(638,524)	2,970,646
		(27,005,208)	(31,981,844)
Adjustment for:
Purchase of digital assets	23	(273,427,760)	(401,118,676)
Disposal of digital assets	23	87,878,518	514,217,138
Purchase of equity investments	6,7	-	(173,814,795)
Disposal of equity investments	6,7	71,685,819	-
Purchase of investments	23	(5,795,583)	(993,141)
Disposal of investments		-	553,025
Treasury shares		3,000,000	(3,197,533)
Change in client cash deposit		5,050,093	803,102
Change in prepaid expenses and deposits		(7,858,323)	(615,403)
Change in accounts payable and accrued liabilities		4,102,381	(3,416,856)
Change in trading liabilities		9,013,265	4,939,553
Change in deferred revenue		-	(257,868)
Net cash (used in) operating activities		(133,356,798)	(94,883,298)
Investing activities
Net cash (paid for) received from acquisition of subsidiaries	8	(558,718)	10,413,228
Equipment purchases		(1,563)	-
Net cash (used in) provided by investing activities		(560,281)	10,413,228
Financing activities
Proceeds from ETP holders		724,966,299	707,144,638
Payments to ETP holders		(614,811,860)	(582,563,761)
Loan proceeds		2,742,229	-
Loan repaid		(2,502,103)	(30,945,732)
Proceeds from investments		358,992	-
Proceeds from option exercises	22	8,303,445	708,204
Proceeds from exercise of warrants	22	529,347	3,753,648
NCIB		(2,769,629)	(3,166,609)
Proceeds from private placement	21	100,000,001	-
Share issuance costs	21	(8,888,366)	-
Lease payments	15	(198,774)	-
Net cash provided by financing activities		207,729,581	94,930,388
Effect of exchange rate changes on cash and cash equivalents		1,490,063	384,951
Change in cash and cash equivalents		75,302,565	10,845,269
Cash, beginning of year		15,931,525	5,086,256
Cash and cash equivalents, end of year		$91,234,090	$15,931,525

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)

					Share-based payments
	Number of Common Shares	Common Shares	Number of Preferred Shares	Preferred Shares	Options	Deferred Shares Unit (DSU)	Restricted Shares Unit (RSU)	Treasury shares	Warrants	Share-based Payments Reserve	Accumulated other comprehensive income	Non-controlling interest	Deficit	Total

Balance, December 31, 2024	321,257,689	$153,294,666	4,500,000	$3,190,601	$16,904,428	$8,768,445	$-	$-	$728,133	$26,401,006	$(294,045)	$-	$(163,448,031)	$19,144,197
Acquisition of Neuronomics	186,034	442,722	-	-	-	-	-	-	-	-	-	1,484,854	-	1,927,576
Deconsolidation of Neuronomics	-	-	-	-	-	-	-	-	-	-	-	(1,484,854)	-	(1,484,854)
DSUs cancelled	-	-	-	-	-	(145,850)	-	-	-	(145,850)	-	-	-	(145,850)
DSU exercised	4,435,755	6,908,083	-	-	-	(6,908,083)	-	-	-	(6,908,083)	-	-		-
RSU conversion	112,500	216,250	-	-	-	-	(216,250)	-	-	(216,250)	-	-	-	-
Options exercised	9,237,595	14,735,950	-	-	(6,432,505)	-	-	-	-	(6,432,505)	-	-	-	8,303,445
Options expired	-	-	-	-	(940,420)	-	-	-	-	(940,420)	-	-	940,420	-
Warrant exercised	3,125,000	671,132	-	-	-	-	-	-	(141,785)	(141,785)	-	-	-	529,347
Share purchase agreement	1,607,717	3,909,861	-	-	-	-	-	-	-	-	-	-	-	3,909,861
NCIB	(1,235,900)	(2,769,629)	-	-	-	-	-	-	-	-	-	-	-	(2,769,629)
RSU forfeited	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	4,521,451	7,394,757	1,439,745	-	-	13,355,953	-	-	-	13,355,953
Private placement	45,662,101	46,758,112	-	-	-	-	-	-	-	-	-	-	-	46,758,112
Share issuance costs	-	(4,192,788)	-	-	-	-	-	-	-	-	-	-	-	(4,192,788)
Treasury shares acquired	1,439,484	3,000,000	-	-	-	-	-	-	-	-	-	-	-	3,000,000
Change to functional currency	-	-	-	-	-	-	-	-	-	-	(1,481,289)	-	-	(1,481,289)
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-	-	294,045	-	62,405,727	62,699,772
Balance, December 31, 2025	385,827,975	$222,974,359	4,500,000	$3,190,601	$14,052,954	$9,109,269	$1,223,495	$-	$586,348	$24,972,066	$(1,481,289)	$-	$(100,101,884)	$149,553,853

Balance, December 31, 2023 (See Note 2(e))	276,658,208	$128,886,879	4,500,000	$3,190,601	$13,242,820	$5,943,892	$-	$20,268	$2,075,965	$21,282,945	(1,209,379)	(3,562)	(135,504,167)	16,643,317
Acquisition of Reflexivity	5,000,000	2,295,276	-	-	-	-	-	-	-	-	-	-	-	2,295,276
Acquisition of Solana CP	7,297,090	4,659,113	-	-	-	-	-	-	-	-	-	-	-	4,659,113
Acquisition of Stillman Digital	2,500,000	5,065,277	-	-	-	-	-	-	-	-	-	-	-	5,065,277
Warrants exercised	22,737,789	4,802,641	-	-	-	-	-	-	(1,347,414)	(1,347,414)	-	-	-	3,455,227
Options exercised	3,912,405	2,839,539	-	-	(1,138,528)	-	-	-	-	(1,138,528)	-	-	-	1,701,011
DSUs exercised	6,432,281	4,517,142	-	-	-	(4,517,142)	-	-	-	(4,517,142)	-	-	-	-
Option expiry	-	-	-	-	(800,683)	-	-	-	-	(800,683)	-	-	800,683	-
Warrants expired	-	-	-	-	-	-	-	-	(418)	(418)	-	-	418	-
DSUs surrendered	-	-	-	-	-	(82,095)	-	-	-	(82,095)	-	-	51,593	(30,502)
NCIB	(1,840,600)	(2,804,597)	-	-	-	-	-	(20,268)	-	(20,268)	-	-	(264,363)	(3,089,227)
Share-based payments	-	-	-	-	5,600,819	7,423,790	-	6,146,231	-	19,170,840	-	-	(6,146,231)	13,024,609
Treasury shares acquired	3,998,508	6,146,231	-	-	-	-	-	-	-	-	-	-	-	6,146,231
Treasury shares paid out	(5,437,992)	(3,112,835)	-	-	-	-	-	(6,146,231)	-	(6,146,231)	-	-	6,146,231	(3,112,835)
Cumulative translation adjustment	-	-	-	-	-	-	-	-	-	-	915,334	-	-	915,334
Other												3,562	-	3,562
Net loss and comprehensive loss	-	-	-	-	-	-	-	-	-	-			(28,532,195)	(27,616,861)
Balance, December 31, 2024	321,257,689	$153,294,666	4,500,000	$3,190,601	$16,904,428	$8,768,445	$-	$-	$728,133	$26,401,006	$(294,045)	$-	$(163,448,031)	$19,144,197

See accompanying notes to these consolidated financial statements

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

1.	Nature of operations and going concern

DeFi Technologies Inc. (the “Company” or “DeFi”), is a publicly listed company incorporated in the Province of British Columbia and continued under the laws of the Province of Ontario. The Company’s primary stock exchange listing is the CBOE Canada Exchange under the symbol “DEFI”. On May 2025, the Company dual listed its shares on the Nasdaq Capital Markets Exchange under the symbol of “DEFT” to gain improved access to U.S. capital markets. DeFi is a Canadian technology company bridging the gap between traditional capital markets and decentralized finance. The Company generates revenues through the issuance of exchange traded products that synthetically track the value of a single DeFi protocol, investments in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets, providing premium membership for research reports to investors and offering node management of decentralized protocols to support governance, security and transaction validation. The Company’s head office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, Canada, M5H 2R2.

These consolidated financial statements were prepared on a going concern basis of presentation, which contemplates the realization of assets and settlement of liabilities as they become due in the normal course of operations for the next fiscal year. As at December 31, 2025, the Company has working capital deficit of $5,144,229 (December 31, 2024 – negative working capital deficiency of $188,453,809), including cash of $91,234,090 (December 31, 2024 - $15,931,525) and accumulated deficit of $100,101,884 (December 31, 2024 - $163,448,031), and for the year ended December 31, 2025 had a net income and comprehensive income of $62,699,772 (for the year ended December 31, 2024 – net loss and comprehensive loss of $27,616,861). The Company’s current source of operating cash flow is dependent on the success of its business model and operations which are also influenced by cryptocurrency prices and there can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company.

These consolidated financial statements do not reflect adjustments in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

International conflict and other geopolitical tensions and events, including war, military action, terrorism, trade disputes, and international responses thereto have historically led to, and may in the future lead to, uncertainty or volatility in global commodity and financial markets and supply chains. Volatility in digital asset prices and supply chain disruptions may adversely affect the Corporation’s business, financial condition, financing options, and results of operations.

2.	Material accounting policy information

(a)	Statement of compliance

These consolidated financial statements of the Company were prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”) The policies as set out below were consistently applied to all the periods presented unless otherwise noted. These consolidated financial statements of the Company were approved for issue by the Board of Directors on April 2, 2026.

(b)	Basis of consolidation

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect these returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are deconsolidated from the date control ceases. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiary after eliminating inter-entity balances and transactions.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

These consolidated financial statements comprise the financial statements of the Company and its wholly owned subsidiaries DeFi Holdings (Bermuda) Ltd. (“DeFi Bermuda”), Reflexivity LLC, Valour Inc., Valour Europe AG, DeFi Middle East DMCC, Stillman Digital Inc., and Stillman Digital Bermuda Ltd. Neuronomics AG was 52.5% owned until September 30, 2025 by the Company and is consolidated on the basis of control. On September 30, 2025, the Company’s ownership in Neuronomics dropped to 44.68% and the investment was reclassified to investment in associate. Valour Digital Securities Limited is 0% owned by the Company and consolidated on the basis of control. All material intercompany transactions and balances between the Company and its subsidiaries have been eliminated on consolidation. DeFi Holdings (Bermuda) Ltd. was dissolved on January 26, 2026.

Intercompany balances and any unrealized gains and losses or income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

(c)	Basis of preparation and functional currency

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments and investments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Foreign currency transactions are recorded at the exchange rate as at the date of the transaction. At each statement of financial position date, monetary assets and liabilities in foreign currencies other than the functional currency are translated using the year end foreign exchange rate. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary assets and liabilities in foreign currencies other than the functional currency are translated using the historical rate. All gains and losses on translation of these foreign currency transactions and balances are included in the profit and loss. The functional currency for DeFi, DeFi Bermuda, Reflexivity LLC, Valour Inc., Valour Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency of DeFi Middle East DMCC is the United Emirates Dirham. The functional currency of Neuronomics AG is the Swiss Franc.

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet,

●	income and expenses for each statement of loss and comprehensive loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized in other comprehensive loss.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities and of borrowings are recognized in other comprehensive loss. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

IFRS does not have clear and definitive guidance on the treatment of custodied digital assets. As such, the Company looked to industry practice and other standard setting bodies, such as SEC Staff Accounting Bulletins (“SAB”) and US GAAP for guidance on the treatment of these assets.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

Basis of preparation and functional currency (continued)

On January 23, 2025, the U.S. Securities and Exchange Commission published SAB 122 to rescind SAB 121 with an effective date of January 30, 2025. The application of SAB 122 is applicable for all annual reporting periods beginning on or after December 15, 2024.

Prior to the release of SAB 122, the Company accounted for client digital assets, held by its wholly owned subsidiary Stillman Digital Bermuda Ltd., in accordance with Staff Accounting Bulletin 121 due to the limited IFRS guidance applicable to custodians of digital assets.

To ensure the Company was in-line with other regulatory bodies on the treatments of these assets, the Company adopted SAB 122 during the year ended December 31, 2025. The implication of adoption of SAB 122 was that the Company removed its safeguarding obligation liability and corresponding client digital assets from its statement of financial position. The Company also retrospectively de-recognized $2,332,501 (CAD$3,356,235) of client digital assets and associated liabilities from its December 31, 2024 statement of financial position. No adjustments to retained earnings were made nor an accrual for loss contingency given the lack of loss events to date at Stillman Digital Bermuda Ltd.

(d)	Change in presentation currency

Effective April 1, 2025, the Company changed its presentation currency from Canadian dollars (CAD) to United States dollars (USD). This change has been made to better reflect the Company’s operational and financial exposure to USD, which has become increasingly significant given its activities in the global cryptocurrency and decentralized finance (DeFi) industry, where USD is the predominant currency for transactions, valuations, and investor reporting. The Company’s shares were listed on the Nasdaq Capital Market on May 12, 2025, further supporting the change to USD presentation currency. The Company determined that USD provides more relevant and reliable financial information to users of the financial statements, particularly international investors and stakeholders.

In accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates, the change in presentation currency has been applied retrospectively. Accordingly, the comparative financial statements for prior periods have been presented as if USD had always been the Company’s presentation currency.

The consolidated statements of loss and comprehensive loss and consolidated statements of cashflows have been translated into the presentation currency using the average exchange rates prevailing during each quarterly reporting period. All monetary assets and liabilities previously reported in CAD have been translated into USD at the closing exchange rate at each respective consolidated statement of financial position date. Share capital, reserves, and other equity components were translated at the historical exchange rates prevailing on the dates of the original transactions, if the date was not readily available items were translated using the average exchange rate for each quarter.

The exchange rates used to reflect the change in presentation currency were as follows:

CAD – USD Exchange rates	Q1 – 2024	Q2 - 2024	Q3 - 2024	Q4 - 2024
Closing rate	0.7389	0.7306	0.7408	0.6950
Average rate	0.7415	0.7315	0.7331	0.7152

CAD – USD Exchange rates	Q1 – 2023	Q2 – 2023	Q3 – 2023	Q4 - 2023
Closing rate	0.7289	0.7553	0.7396	0.7510
Average rate	0.7394	0.7447	0.7455	0.7340

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

Change in presentation currency (continued)

The impact of the change in presentation currency is limited to presentation and translation of prior period figures. There was no impact on the Company’s previously reported net loss, total comprehensive loss, or cash flows, other than changes resulting from currency translation.

(e)	Change in functional currency

The financial statements of each company within the consolidated group are measured using their functional currency which is the currency of the primary economic environment in which an entity operates. DeFi changed its functional currency from the Canadian dollar (C$) to the United States dollar (US$) as of October 1, 2025. The change in functional currency was the result of a review of the primary economic environment in which the entity operates and the currency that mainly influences the underlying transactions entered into by the Company. The functional currency for DeFi, DeFi Bermuda, Reflexivity LLC, Valour Inc., DeFi Europe AG, Stillman Digital Inc., Stillman Digital Bermuda Ltd. and Valour Digital Securities Limited is the U.S Dollar. The functional currency for DeFi Middle East DMCC is the United Emirates Dirham.

(f)	Warrant liability

Warrants issued in September 26, 2025, were determined to be derivative instruments that did not meet the fixed-for-fixed criteria of IAS 32. As a result, these warrants are accounted for as a financial liability and are recorded at their estimated fair value at each reporting date, computed using the Black-Scholes valuation method. Changes in fair value during each reporting period are included in income or loss for the period.

(g)	Reclassification of Comparative Amounts

Certain amounts have been reclassified in the condensed consolidated interim statement of operations and comprehensive income/(loss) in previous periods to conform to the current period presentation. Only reclassifications have been made with no changes in accounting policies or revision of previously reported amounts. There is no change to previously reported net income (loss).

(h)	Investment in associates

An associate is an entity over which the Company has significant influence but not control. Investments in associates are based on the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments in associates are accounted for using the equity method whereby the investment is initially recorded at cost and adjusted thereafter for additional investments made, dividends received and to recognize the Company’s proportionate share of the associate’s post acquisition income or loss.

The Company’s share of the associate’s profit or loss is recognized in the consolidated statement of loss, and its share of movements in other comprehensive income is recognized in the consolidated statement of other comprehensive loss with a corresponding adjustment to the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Company determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the consolidated statement of loss and comprehensive loss.

The Company classifies its investment in Neuronomics as an investment in associate, as the Company owns 44.68% of Neuronomics as of December 31, 2025.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(h)	Significant accounting judgements, estimates and assumptions

The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised, and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

(i)	Accounting for digital assets

Among its digital asset holdings, only USDC was classified by the Company as a financial asset. The rest of its digital assets were classified following the IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 6) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The cost to sell digital assets is nominal. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET digital asset exchanges consistent with the final terms for each exchange traded product (“ETP”). The primary digital asset exchanges used to value digital assets are Kraken, Bitfinex, Binance, Coinbase and Bitstamp. Where digital assets held do not have pricing on these exchanges, other exchanges would be used. On all material coins, Kraken, Bitfinex, Coinbase and Bitstamp were used. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com. The Company revalues its digital assets quarterly. The Company’s principal market for trading cryptocurrency is Binance. However, we use a weighted average price of several markets in accordance with our ETP prospectus. The difference in pricing between our principal market and the weighted average price in accordance with our ETP prospectus has been determined by management to not be material.

(ii)	Accounting for ETP holder payables

Financial liabilities at fair value through profit or loss held includes ETP holders payable. Liabilities arising in connection with ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company elected not to designate this as a hedging instrument. The ETPS are actively traded on the Spotlight Stock Market, the London Stock Exchange (“LSE”), and Germany Borse Frankfurt Zertifikate AG.

(iii)	Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation technique such as Black Scholes model is used to value these instruments. Refer to Notes 5 and 21 for further details.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(h)	Significant accounting judgements, estimates and assumptions (continued)

(iv)	Fair value of equity investment not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values. Refer to Notes 5, 7 and 16 for further details.

(v)	Share-based payments

The Company primarily uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company used a Monte-Carlo simulation to estimate the fair value of certain RSUs granted during the year ended December 31, 2025. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense. In the event services are provided to the Company by officers or consultants and settled in equity instruments, the Company has measured the fair value of the services received as the fair value of the equity instruments granted.

(vi)	Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

(vii)	Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

(viii)	Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 10 for the discussion regarding impairment of the Company’s non-financial assets.

(ix)	Determination of significant influence and impairment of investment in associate

The Company has classified Neuronomics as an associate based on management’s judgment that the Company has significant influence through board representation and 44.68% of the voting rights. Other parties hold 51% of the voting rights and the Company does not exercise control over the board of directors and its operational decision-making process.

Impairment exists when the carrying value of the investment in associate exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The determination of impairment requires significant judgement and can be triggered by significant adverse changes in the market, economic or legal environment in which the associate operates.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(h)	Significant accounting judgements, estimates and assumptions (continued)

(x)	Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(xi)	Assessment of transaction as an asset purchase or business combination

Assessment of a transaction as an asset purchase or a business combination requires judgements to be made at the date of acquisition in relation to determining whether the acquiree meets the definition of a business. The three elements of a business include inputs, processes and outputs. When the acquiree does not have outputs, it may still meet the definition of a business if its processes are substantive which includes assessment of whether the process is critical and whether the inputs acquired include both an organized workforce and inputs that the organized workforce could convert into outputs.

(xii)	Control

Significant judgment is involved in the determination whether the Company controls another entity under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.

(xiii)	Accounting for digital assets held as collateral

The Company has provided digital assets as collateral for loans provided by digital asset liquidity provider. These digital assets held as collateral are included with digital assets and valued at fair value consistent with the Company’s accounting policy for its digital assets. See note 2(e). In cases where recoverability is uncertain, the Company estimates expected credit losses under IFRS 9 using a loss-rate approach. Where there is a legal right to set-off, the Company will set-off the asset and related liability in the consolidated statement of financial position.

(xiv)	Valuation of equity investments at FVTPL

Significant judgement is required in the determination of the fair value of the Company’s investments in Equity investments (collectively the “Funds”) in digital asset at FVTPL given the lock up periods applied to the digital cryptocurrencies owned by the Funds. The Company assesses the discount for lack of marketability applied by the Fund managers for reasonableness in their calculated net asset values. The Fund managers calculate the discount for lack of marketability (“DLOM”) using an option pricing model.

(i)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash, amounts receivable, public investments, private investments, derivative asset, accounts payable and accrued liabilities and ETP holders payable.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(i)	Financial instruments (continued)

(i)	Investments

Purchases and sales of investments where the Company cannot exert control or significant influence are recognized on a trade date basis. Public and private investments at fair value through profit or loss are initially recognized at fair value, with changes in fair value reported in profit (loss). At each financial reporting period, the Company’s management estimates the fair value of its investments based on the criteria below and reflects such valuations in the financial statements.

Transaction costs are expensed as incurred in the statements of loss. The determination of fair value requires judgment and is based on market information where available and appropriate. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such changes in valuations in the statements of loss. The Company is also required to present its investments (and other financial assets and liabilities reported at fair value) into three hierarchy levels (Level 1, 2, or 3) based on the transparency of inputs used in measuring the fair value, and to provide additional disclosure in connection therewith (see Note 21, “Financial instruments”). The three levels are defined as follows:

Level 1 – investment with quoted market price;

Level 2 – investment which valuation technique is based on observable market inputs; and

Level 3 – investment which valuation technique is based on non-observable market inputs.

Publicly traded investments:

1. Securities, including shares, options, and warrants which are traded on a recognized securities exchange and for which no sales restrictions apply are recorded at fair values based on quoted closing prices at the statement of financial position date or the closing price on the last day the security traded if there were no trades at the statement of financial position date. The Company utilizes the quoted closing prices. These are included in Level 1 as disclosed in Note 21.

2. Securities which are traded on a recognized securities exchange but which are escrowed or otherwise restricted as to sale or transfer are recorded at amounts discounted from market value. Shares that are received as part of a private placement that are subject to a standard four-month hold period are not discounted due the short term of the hold period. In determining the discount for such investments, the Company considers the nature and length of the restriction, business risk of the investee corporation, relative trading volume and price volatility and any other factors that may be relevant to the ongoing and realizable value of the investments. These are included in Level 2 in Note 21.

3. Warrants or options of publicly traded securities which do not have a quoted price are carried at an estimated fair value calculated using the Black-Scholes option pricing model if sufficient and reliable observable market inputs are available. These are included in Level 2 as disclosed in Note 21.

4. Securities which are traded on a recognized securities exchange but which do not have an active market are recorded at the most recent transaction price. These are included in Level 3 in Note 21.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(i)	Financial instruments (continued)

The amounts at which the Company’s publicly traded investments could be disposed of may differ from carrying values based on market quotes, due to market price changes and the fair value was determined at a specific time, the value at which significant ownership positions are sold is often different than the quoted market price due to a variety of factors such as premiums paid for large blocks or discounts due to illiquidity. Such differences could be material.

Privately held investments:

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 21. Options and warrants of private companies are carried at fair value using valuation technique.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which, for example, reduce the corporate tax burden, or to an extent that, it was not previously allowed, or reduce or eliminate the need for approvals;

●	receipt by the investee company of approvals, which allow the investee company to proceed with its project(s);

●	release by the investee company of positive operational results, which either proves or expands their investee’s prospects; and

●	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(i)	Financial instruments (continued)

Privately held investments (continued):

3. Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

●	political changes in a country in which the investee company operates which increases the tax burden on companies;

●	denial of the investee company’s application for approvals which prohibit the investee company from proceeding with its projects;

●	the investee company releases negative operating results;

●	changes to the management of the investee company take place which the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;

●	the investee company is placed into receivership or bankruptcy; and

●	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Equity investments in digital assets at fair value through profit and loss

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Island domiciled feeder Limited Liability Partnership.

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

The Company classifies equity investments it intends to sell within twelve months as current and those where the expectation is to hold for periods longer than a year as non-current. These are included in Level 3 disclosed in Note 21.

(ii)	Financial assets other than investments at fair value and liabilities

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either fair value through profit or loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(i)	Financial instruments (continued)

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Other accounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognized in other income or expense in the statements of earnings (loss). The Company’s investments are classified as financial assets at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statements of comprehensive income (loss). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statements of earnings (loss) when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. ETP holders payable are designated as financial liability at fair value through profit or loss on initial recognition. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s financial liabilities also include accounts payable and liabilities and loans payable, which are measured at amortized cost. All financial liabilities are recognized initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(i)	Financial instruments (continued)

(ii)	Financial assets other than investments at fair value and liabilities (continued)

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – financial liabilities at FVTPL

Financial liabilities measured at FVTPL include financial liabilities management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVTPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statements of earnings (loss).

(j)	Cash

Cash is comprised of cash on hand and deposits that generally mature within 90 days from the date of acquisition. Deposits are held in Canadian chartered bank, financial institutions controlled by a Canadian chartered bank, and broker and custodians in Switzerland. The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position.

(k)	Revenue recognition

Revenue is recognized at an amount that reflects the consideration to which the Company is expected to be entitled in exchange for transferring services to a customer. For each contract with a customer, the Company: identifies the contract with a customer; identifies the performance obligations in the contract; determines the transaction price which takes into account estimates of variable consideration and the time value of money; allocates the transaction price to the separate performance obligations on the basis of the relative stand-alone selling price of each distinct service to be delivered; and recognizes revenue when or as each performance obligation is satisfied in a manner that depicts the transfer to the customer of the services promised. Revenue is recognized only when it is probable that the economic benefits associated with the transaction will flow to the Company. However, when an uncertainty arises about the collectability of an amount already included in revenue, the uncollectible amount, or the amount in respect of which recovery has ceased to be probable, is recognized as an expense, rather than as an adjustment of the amount of revenue originally recognized.

Management fees

The Company recognizes revenue from management fees earned on various ETP products. The management fee percentage is outlined in each ETP prospectus. The management fee is calculated daily based on the daily ETP net asset value and is recognized daily when the management fee is calculated. The management fee is deducted from the net asset value of the ETPs. The management fees are valued in the underlying ETPs base currency and converted into USD daily.

Trading commissions

The Company primarily generates revenue through commission fees charged on the Stillman Digital trading platform. The revenues are all recognized at a point in time upon the trade execution and settlement. The commission rates vary and depend on size of trade, asset and client. There is no general right of return in such arrangements.

Other revenues

The Company earns revenue from aggregating small individual trades during the day to facilitate hedging and optimize liquidity and hedging them periodically. These are computed as net fiat receivables and are measured based on the average daily USD rates at the end of each day.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(j)	Revenue recognition (continued)

Research revenues

The Company recognizes revenue from research reports as the reports are provided to customers.

Public and private investments

Realized gains and losses on the disposal of investments and unrealized gains and losses in the value of investments are reflected in the statement of loss on a trade date basis. Upon disposal of an investment, previously recognized unrealized gains or losses are reversed, so as to recognize the full realized gain or loss in the period of disposition. All transaction costs are expensed as incurred.

(k)	Lending, staking and node revenue

Lending and Staking

The Company earns a yield based on digital assets that are lent or staked with various reputable digital asset exchanges. The Company transfers digital asset to either staking account within the exchange platform and into staking custody accounts. The Company transfers the digital assets to those staking accounts and the counterparty delivers staking and lending rewards in return. The digital assets rewards are based on the rewards offered at the time the Company enters into staking or lending arrangements. The transaction price is an interest rate offered for the digital asset deposit. Over the period that the digital assets are staked or lent, the digital assets rewards are deposited into the Company’s custody accounts. The rewards are based on the amount of digital assets staked or lent and the rate offered by the custodian at that time.

Staking and lending rewards are recognized as revenue as they are earned over the period the digital assets are staked or loaned. Staking allows the Company to earn income through a process that is used to verify cryptocurrency transactions. It involves committing holdings to support a blockchain network and confirming transactions. Cryptocurrencies that allow staking use a “consensus mechanism” called Proof of Stake, which is the way they ensure that all transactions are verified and secured without a bank or payment processor in the middle.

Certain staking arrangements may be subject to protocol-imposed lockup, timelock, unbonding, or other withdrawal restrictions that affect when the underlying digital assets can be transferred or redeemed. These restrictions are taken into consideration in the Company’s accounting and disclosure assessment, with protocol specific terms disclosed in the digital asset note (Note 6).

(l)	Validator Node revenue

Validator Node Revenue

Validator Node revenue is earned as transactions are validated on a blockchain. When transactions are validated on the blockchain, the Company receives rewards from that blockchain. The transaction price are the rewards earned by the Company as transactions are validated by the Company’s node. The Company receives rewards for these services provided to the blockchain. The blockchain token rewards are only earned when the Company validates transactions that take place on the blockchain. When a transaction is validated by the Company’s node, rewards are deposited to the Company’s account. As the tokens are earned, revenue is calculated by summing up the tokens earned each day and multiplying the value of reward tokens for that day.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(m)	Leases

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company, as a lessee, recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove any improvements made to branches or office premises. The right-of-use asset is subsequently amortized using the straight-line method from the commencement date to the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in net income if the carrying amount of the right-of-use asset has been reduced to zero. The Company presents right-of-use assets and lease liabilities in the Consolidated Statement of Financial Position. The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(n)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision maker has been identified as the management team including the Chief Executive Officer and Chief Operating Officer. See Note 27 for details.

(o)	Income (loss) per share

Basic income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of the Company’s common shares outstanding during the period. Diluted income (loss) per share is calculated by dividing the applicable net income (loss) by the sum of the weighted-average number of common shares outstanding if dilutive common shares had been issued during the period. The calculation of diluted income (loss) per share assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price for the period. Diluted income per share for the years ended December 31, 2024 and 2023 all stock options and warrants were anti-dilutive and excluded from the calculation of dilutive loss per share.

(p)	Comprehensive income (loss)

Total comprehensive income (loss) comprises all components of profit or loss and other comprehensive income (loss). Other comprehensive income (loss) includes gains and losses from translating the financial statements of an entity’s whose functional currency differs from the presentation currency.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(q)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(r)	Share-based payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period in which options vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service. For options that expire unexercised, the recorded value is transferred to deficit.

(s)	Cash settled synthetic shares

Some performance share units are settled in cash. When these PSUs are designated for cash settlement, the liability is recorded as an accrued liability and the expense is recorded under compensation and consulting in the consolidated statement of loss. These PSUs are fair valued at the end of each period based on the market value of the Company’s common shares with the resulting increase or decrease in fair value recorded as an expense in the consolidated statement of loss.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(t)	Digital Assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss.

Digital assets consist of cryptocurrency denominated assets (see Note 6) and are included in current assets. Digital assets are measured using unadjusted quoted prices taken from active markets, where available. Fair value measurement for digital assets with available active market prices has been classified as Level 1 in the fair value hierarchy. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. The Company revalues its digital assets quarterly.

Disclosure

The Company applies the disclosure requirements in the IFRS Standard applicable to its holding of cryptocurrencies. Accordingly, the Company applies the disclosure requirements in IAS 2 – Inventories for holdings of cryptocurrencies. If an entity measures its holding in cryptocurrencies at fair value, IFRS 13 Fair Value Measurement specifies applicable disclosure requirements. In applying IAS 1 Presentation of Financial Statements, the Company discloses judgements that its management has made regarding its accounting for holdings of cryptocurrencies if those are part of the judgements that had a significant effect on the amounts recognized in the consolidated financial statements.

The Company has evaluated the impact of the Agenda Paper and has determined that cryptocurrencies with an active market should be classified as digital assets and measured at fair value through profit or loss.

Increases and decreases in the fair value of digital assets are recognized through profit or loss. Digital assets are derecognized when the Company has transferred substantially all the risks and rewards of ownership on disposal.

(u)	Digital Asset Loaned

Initial recognition and measurement

The Company enters into loan agreements with various digital asset exchanges to earn yield based on the digital assets that are lent. At the time the Company enters into the loan agreement, the digital asset is derecognized from digital assets as the borrower obtains the rights to direct the use of the digital asset and the Company recognizes this as digital assets loaned, measured at the fair value of the loaned digital asset.

Subsequent measurement

During the term of the digital asset loan, the digital asset loaned is measured at the fair value based on the fair market value of loaned digital assets with any gains / (losses) resulting from remeasuring the digital asset loaned to the realized and net change in unrealized gains and losses on digital assets. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. Counterparty H is not subject to any expected credit loss due to its recallability without penalty.

Some of the digital assets loaned are subject to a locked in period and as such, a DLOM is applied to the fair value of these assets to adjust for illiquidity and transfer restrictions, rather than recognized a separate expected credit loss for these assets.

Derecognition

At the end of the digital asset loan, the digital asset loaned is derecognized and re-recorded as digital assets at the carrying amount of the digital asset loaned.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(v)	Intangible assets

Intangible assets consist of brand names, customer relationships and technology. The Company has estimated the brand names will contribute cash flows for between 5-10 years, and customer relationships and technology will contribute to cash flows for 5 years.

Intangible assets are carried at cost less accumulated amortization and impairment losses.

Impairment

Impairments are recorded when the recoverable amounts of assets are less than their carrying amounts. The recoverable amount is the higher of an asset’s fair value less costs to dispose or its value in use. Impairment losses are evaluated for potential reversals of impairment when events or changes in circumstances warrant such consideration.

The carrying values of all intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

(w)	Goodwill

Goodwill arising on a business acquisition is recognized as an asset at the date that control is acquired (the “acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest (if any) in the entity over the fair value of the identifiable net assets.

Goodwill is not amortized but is reviewed for impairment at least annually or sooner if indicators of impairment exist. Goodwill is tested for impairment at the group level representing the lowest level at which management monitors it, the operating segment level. Any impairment loss is recognized immediately in profit or loss and is not subsequently reversed.

The Company recognized impairment losses related to the goodwill of $2,077,585 in the year ended December 31, 2025 (year ended December 31, 2024 - $nil), related to its investment in Reflexivity.

For the year ended December 31, 2024, the Company did not experience any triggering events or additional information that the goodwill’s recoverable amount was significantly different than its carrying amount and no impairment was recognized during the year ended December 31, 2024.

(x)	Share capital

Financial instruments issued by the Company are classified as share capital only to the extent that they do not meet the definition of a financial liability. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Repurchases by the Company of its own common shares under a Normal Course Issuer Bid (“NCIB”) are accounted for in accordance with IAS 32, Financial Instruments: Presentation. Upon reacquiring common shares under a NCIB, the Company deducts from equity the purchase price of these common shares and any costs to acquire such common shares. Any such common shares held by the Company are considered treasury shares until they are cancelled.

(y)	Provisions

Provisions are recognized when (a), the Company has a present obligation (legal or constructive) as a result of a past event, and (b), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

2.	Material accounting policy information (continued)

(z)	New and future accounting change

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2026 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IFRS 7 and IFRS 9 - In May 2024, the IASB issued amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments – Disclosures. The amendments clarify the derecognition of financial liabilities and introduces an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system. The amendments also clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features and the treatment of nonrecourse assets and contractually linked instruments (CLIs). Further, the amendments mandate additional disclosures in IFRS 7 for financial instruments with contingent features and equity instruments classified at FVOCI. The amendments are effective for annual periods starting on or after January 1, 2026. Retrospective application is required and early adoption is permitted.

IFRS 18 - In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. The new standard replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new categories and required subtotals in the statement of profit and loss and also requires disclosure of management-defined performance measures. It also includes new requirements for the location, aggregation and disaggregation of financial information. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements. Retrospective application is required and early adoption is permitted.

3.	Cash and cash equivalents

	31-Dec-25	31-Dec-24
Cash at banks	$73,374,606	$9,481,681
Cash at brokers	17,742,923	$6,421,996
Cash at digital currency exchanges	116,561	$27,848
	$91,234,090	$15,931,525

The Company also holds client cash deposits for trading purposes in the United States and Bermuda and has classified these deposits as client cash deposits on the statement of financial position. As at December 31, 2025, the balance in client cash deposits was $5,615,054 (December 31, 2024 - $10,665,147).

4.	Prepaid expenses and other assets

	31-Dec-25	31-Dec-24
Prepaid insurance	$167,500	$41,481
Prepaid expenses	624,678	1,345,896
Trading receivables	8,214,295	-
Other assets	590,448	410,347
	$9,596,921	$1,797,724

At December 31, 2025, the Company’s investment portfolio consisted of one publicly traded investment and eight private investments for a total estimated fair value of $29,372,628 (December 31, 2024 – one publicly traded investment and nine private investments for a total estimated fair value of $37,348,081).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

5.	Investments, at fair value through profit and loss

During the year ended December 31, 2025, the Company had a realized loss of $419,093 and an unrealized loss of $16,501,202 (December 31, 2024 – realized gain of $112,984 and an unrealized gain of $7,908,831) on private and public investments.

Public Investments

At December 31, 2025, the Company’s one public investment had a total fair value of $272,520.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
TenX Protocols Inc.		1,334,000 common shares and 667,000 warrants	$729,965	$272,520	100.0%
Total public investments			$729,965	$272,520	100.0%

At December 31, 2024, the Company’s one public investment had a total fair value of $778,085.

Public Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Brazil Potash Corp.	(i)	404,200 common shares	$1,389,024	$778,085	100.0%
Total public investments			$1,389,024	$778,085	100.0%

Private Investments

At December 31, 2025, the Company’s twelve private investments had a total fair value of $29,372,628.

Note	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,285,752	82.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	524,963	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	362,038	1.2%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.8%

Total private investments			$36,112,536	$29,372,628	100.0%

At December 31, 2024, the Company’s nine private investments had a total fair value of $37,348,081.

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
3iQ Corp.		61,712 common shares	$63,270	$300,459	0.8%
Amina Bank AG		3,906,250 non-voting shares	25,286,777	35,457,982	95.0%
Earnity Inc.		85,142 preferred shares	102,205	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	462,145	500,058	1.3%
Neuronomics AG		724 common shares	89,582	89,582	0.2%
SDK:meta, LLC		1,000,000 units	2,506,780	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	130,095	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	2.7%
Total private investments			$29,670,854	$37,348,081	100.0%

(i)	Investments in related party entities - see Note 26

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked

As at December 31, 2025, the Company’s digital assets consisted of the below digital currencies, with a fair value of $515,586,931 (December 31, 2024 - $ 555,838,900). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

The Company’s holdings of digital assets consist of the following:

	December 31, 2025		December 31, 2024
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,763.4867	1,520,530	2,558.9747	1,818,875
Bitcoin (BTC)	2,596.9563	223,491,846	2,705.7708	228,997,191
Ethereum (ETH)	21,329.9035	63,656,646	20,676.9254	70,398,197
Cardano (ADA)	69,150,950.0310	23,565,970	69,671,396.7593	60,542,418
Polkadot (DOT)	3,340,140.2001	6,035,593	2,766,149.1833	18,869,900
Solana (SOL)	169,185.2128	21,097,592	43,414.4191	8,654,328
Uniswap (UNI)	399,616.8814	2,332,473	421,450.3048	5,712,570
USDC	-	4,461,378		251,357
USDT	-	18,098,752		5,271,542
Litecoin (LTC)	11,073.8030	851,800	541.8400	56,378
Dogecoin (DOGE)	56,534,119.7635	6,828,612	17,545,096.4535	5,708,209
Cosmos (ATOM)	12,005.8560	23,143	735.9223	4,605
Avalanche (AVAX)	461,501.5177	5,740,226	125,979.5440	4,612,185
Polygon (POL)	304,295.6891	31,088	183,654.4400	82,957
Ripple (XRP)	21,146,529.3119	39,186,475	17,223,963.4000	36,437,139
Enjin (ENJ)	576,307.9792	15,849	127,360.9806	27,938
Tron (TRX)	663,171.3819	187,723	341,529.3057	89,013
Terra Luna (LUNA)	141,177.2041	13,436	205,057.0760	-
Shiba Inu (SHIB)	20,643,542,012.0300	143,214	142,074,547.6000	2,995
Pyth Network (PYTH)	4,935,058.3767	280,805	3,444,248.6000	876,946
AAVE (AAVE)	4,429.5388	652,127	2,333.3875	735,390
Algorand (ALGO)	1,380,335.0800	153,904	90,930.8700	30,180
Aptos Mainnet (APT)	517,026.2356	875,222	287,849.7000	2,565,403
Arweave (AR)	64,940.4200	223,096	14,202.0100	234,942
Aerodome (AERO0X91)	2,113,572.4104	917,924	-	-
Arbitrum (ARB)	1,489,777.0200	280,923	24.0000	17
Bitcoin Cash (BCH)	860.1464	511,921	25.4800	11,075
Core (CORE)	12,500,445.6036	1,377,549	3,995,185.7910	4,300,418
Curve DAO Token (CRV)	3,939,395.2500	1,442,868	10,295.1200	9,307
EOS (EOS)	1,513.8200	1,181	13,419.9100	10,374
Europa Coin (EURC)	605,795.2800	708,780	-	-
Fetch.ai (FET)	4,619,586.9000	946,091	561,613.1000	732,400
Filecoin (FIL)	83,678.3922	109,612	8,471.8100	41,952
Sonic (FTM)	-	-	1,342,653.2600	937,490
The Graph (GRT)	542,238.9100	18,229	1,620.3700	323
Hedera (HBAR)	76,729,676.9089	8,317,073	49,611,593.1918	13,883,790
Internet Computer (ICP)	1,778,949.0942	4,866,716	1,436,614.1074	14,543,861
Immutable (IMX)	274,878.9400	61,176	10,992.0200	14,345
Injective (INJ)	335,577.3200	1,463,990	56,329.4200	1,136,125
Jupiter (JUP)	3,089,314.6000	583,880	499,299.1000	423,006
Kusama (KSM)	470.3390	3,198	470.3400	15,540
Lido DAO (LDO)	513,196.1600	300,384	36,961.1000	68,633
Chainlink (LINK)	347,418.3828	4,295,173	239,057.7313	4,932,495
NEAR Protocol (NEAR)	1,701,315.2684	2,553,372	1,300,877.8800	163
Optimism (OP)	173,791.6300	46,248	15,436.4300	6,609,639
MANTRA (OM)	453,091.4000	31,807	-	27,245
Pendle (PDL)	182,478.7000	343,772	31,265.4000	159,454
Quant (QNT)	1,014.7880	71,156	1,086.7000	114,864
Ripple USD (RLUSD)	50,126.0000	50,126	-	-
RENDERSOL (RNDR)	1,703,278.0201	2,193,856	162,158.1000	1,127,499
THORChain (RUNE)	269,953.8000	151,768	91,192.7000	423,581
Sei Network (SEI1)	16,419,686.8978	1,848,857	2,078,991.0000	851,347
SKY Governance Token (SKY)	645,038.0000	37,735	-	-
Stacks (STX)	47,106.4000	11,744	203,450.0000	97,432
Sui (SUI)	14,683,690.6345	16,459,983	10,785,375.0000	45,866,964
SushiSwap (SUSHI)	135.0000	37	39,426.6800	53,068
Bittensor (TAO)	22,107.9024	4,906,095	9,851.6400	4,443,335
The TON Coin (TON)	454,318.1948	739,494	405,657.4300	2,266,408
Wormhole (W)	4,760,219.0000	157,563	722,403.0000	213,761
Tether Gold (XAUT6)	34.4628	149,372	-	-
dogwifhat (WIF)	56,581.9600	15,277	-	-
Worldcoin (WLD2)	2,002,365.2100	969,345	49,314.1000	106,139
Stellar (XLM)	3,704,385.3200	753,012	140,437.4500	47,636
Tezos (XTZ)	14,912.2100	7,259	17,822.5100	22,902
StarkNet (STRK1)	2,990,189.0056	231,441	-	-
Sonic Labs (SONICLABS)	3,959,492.2712	300,086	-	-
Akash Network (AKT)	375,586.0011	135,737	-	-
Kaspa (KAS)	24,576,822.7965	1,064,176	-	-
Official Trump (TRUMP)	2,309.3700	10,891	-	-
Mantle (MNT)	259,308.9369	251,037	-	-
Story (IP)	5,951.7992	10,187	-	-
Crypto.com (CRO)	1,453,014.1410	132,805	-	-
Hyperliquid (HYPE)	32,103.2182	830,677	-	-
OKB (OKB)	276.2829	30,051	-	-
IOTA (IOTA)	1,233,469.0000	102,131	-	-
Ondo (ONDO)	1,711,993.3233	634,291	-	-
Theta Token (THETA)	100,410.4000	26,749	-	-
Celestia (TIA)	111,295.8400	52,209	-	-
Flare (FLR)	3,689,429.0635	39,108	-	-
Pi Network (PI)	126,934.2148	25,895	-	-
Ethna (ENA)	1,686,126.1900	340,092	-	-
Four (FORM)	31,111.1000	10,777	-	-
Virtuals Protocol (VIRTUAL)	1,776,320.7111	1,179,832	-	-
VeChain (VET)	4,978,553.8000	52,773	-	-
Penut the Squirrel (PNUT)	445,601.2200	30,657	-	-
Pepe (PEPE)	40,164,090,458.7000	24,082	-	-
Zcash (ZEC)	-	32,569	-	-
Other Coins	1,903,696,977.2146	42,722	145,501.2142	26,475
Current		482,763,021		555,499,721
Clover (CLV)	-	-	500,000.0000	31,910
Solana (SOL)	196,500.0000	24,471,703	-	-
SUI (SUI)	8,327,991.5556	8,289,840	-	-
Wilder World (WILD)	-	-	148,810.0000	99,465
Other Coins	271,406,137.0826	62,367	130,458,836.6519	207,804
Long-Term		32,823,910		339,179
Total Digital Assets		515,586,931		555,838,900

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

	December 31, 2025 $	December 31, 2024 $
Current digital assets
Digital assets	356,450,053	276,853,787
Digital assets loaned	87,326,227	38,618,758
Digital assets staked	38,986,741	240,031,645
Total current digital assets	482,763,021	555,504,190
Non-current digital assets
Digital assets	62,367	334,710
Digital assets loaned	32,761,543	-
Total non-current digital assets	32,823,910	334,710
Total digital assets	515,586,931	555,838,900

In addition to the above noted digital assets, the Company has the following equity investments at fair value through profit and loss (“FVTPL”). See Note 7 for further details.

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388
Fund B - Solana (SOL)	470,185.9000	$50,297,302	294,049.0000	$31,455,370	764,234.9000	$81,752,672
		$50,297,302		$31,455,370		$81,752,672
Total		$75,411,956		$56,570,104		$131,982,060

	December 31, 2024
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$30,886,684	244,331.9458	$34,876,748	460,711.1675	$65,763,432
Fund A - Avalanche (AVAX)	223,905.1900	$6,020,811	707,540.4100	$19,025,762	931,445.6000	$25,046,572
		$36,907,495		$53,902,510		$90,810,004
Fund B - Solana (SOL)	626,365.7000	$89,409,506	540,869.9000	$77,205,553	1,167,235.6000	$166,615,059
Total		$126,317,001		$131,108,063		$257,425,063

The continuity of digital assets for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
Opening balance	$555,838,900	$370,469,700
Digital assets acquired	273,427,760	401,118,676
Digital assets disposed	(87,878,518)	(514,217,138)
Digital assets earned from staking, lending and fees	13,072,141	26,075,437
Realized gain (loss) on digital assets	48,283,105	306,744,937
Net change in unrealized gains and losses on digital assets	(282,272,597)	(34,372,022)
Settlement of Genesis loan	(6,100,598)	-
Digital assets transferred in from (out to) equity investments at FVTPL	2,749,352	-
Foreign exchange gain (loss) / Fees / Other	(1,532,614)	19,310
	$515,586,931	$555,838,900

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital assets held by counterparty for the years ended December 31, 2025 and 2024 area as follows:

	December 31, 2025	December 31, 2024
Counterparty A	$41,304,262	$6,918,688
Counterparty B	-	-
Counterparty C	3,460,154	719,776
Counterparty D	-	-
Counterparty E	1,492,892	7,007,055
Counterparty F	25,061,967	6,809,705
Counterparty H	171,980,818	58,438,204
Counterparty K	218,232,056	125,188,614
Counterparty M	4,954,135	3,787,814
Other	1,451,800	1,942,823
Self custody	47,648,847	345,026,221
Total	$515,586,931	$555,838,900

Digital Assets held by lenders

The Company has a loan payable to Global Capital LLC (“Genesis”) for which Genesis holds digital assets as collateral against the loan. In prior periods, the digital assets and the loan payable were recorded separately on the statement of financial period. The Company has a loan payable to Genesis for which Genesis held digital assets as collateral. The digital assets and loan payable were previously recorded gross on the balance sheet at $6,100,598 and $6,100,598, respectively, with the digital assets being written down to the value of the loan payable. After the approval of the motion on June 26, 2024, the Company obtained the legally enforceable right to set off the digital assets being held as collateral against the loan payable. As a result, the Company has netted the asset and liability on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest..

Following the court approved set-off, the remaining exposure for the Genesis loan is 68 BTC. Considering Genesis’ low credit quality due to its bankruptcy, the Company has applied a loss rate approach of 75% to calculate it’s expected credit loss on digital assets held by Genesis based on management’s best estimate. The expected credit loss of $4,478,675 on these 68 BTC has been recorded under realized and net change in unrealized (loss) gain on digital assets in the consolidated statement of income.

As of December 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	$1,492,892
Total	67.9793	$1,492,892

As of December 31, 2024, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	365.4480	7,007,055
Total	365.4480	7,007,055

As at December 31, 2024, the 365.4480 Bitcoin held by Genesis as collateral against a loan has been written down to $7,007,055, the fair value of the loan and interest held with Genesis.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of December 31, 2025, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12.00% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2024, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 3.25% to 5.5% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	420.0000	36,894,425	31%
Ethereum (ETH)	8,000.0000	23,879,570	20%
Solana (SOL)	326,500.0000	40,661,634	34%
SUI (SUI)	18,737,981.0000	18,652,141	16%
Total	19,072,901.0000	120,087,770	100%

As of December 31, 2024, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value
Current
Bitcoin (BTC)	120.0000	11,379,938
Ethereum (ETH)	8,000.0000	27,238,820
Total current digital assets on loan	8,120.0000	38,618,758
Total	8,120.0000	38,618,758

The digital assets loaned are classified as follows:

	Number of coins
	on loan	Fair Value
Current
Bitcoin (BTC)	420.0000	36,894,425
Ethereum (ETH)	8,000.0000	23,879,570
Solana (SOL)	130,000.0000	16,189,931
SUI (SUI)	10,409,989.4444	10,362,301
Total current digital assets on loan	10,548,409.4444	87,326,227
Long-Term
Solana (SOL)	196,500.0000	24,471,703
SUI (SUI)	8,327,991.5556	8,289,840
Total long-term digital assets on loan	8,524,491.5556	32,761,543
Total	19,072,901.0000	120,087,770

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

Digital Assets loaned (continued)

As of December 31, 2025, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	34%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	21%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	46%
Total		19,072,901.0000	120,087,770		100%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13%
Counterparty F		10,411,989.4444	16,332,193	UAE	14%
Counterparty H		6,420.0000	54,804,103	Switzerland	46%
Total current digital assets on loan		10,548,409.4444	87,326,227		73%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20%
Counterparty F		8,327,991.5556	8,289,840	UAE	7%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

As of December 31, 2024, the digital assets on loan by significant borrowing counterparty is as follow:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Current
Counterparty F	4.75%	2,000.0000	6,809,705	UAE	18%
Counterparty H	3.25% to 5.50%	6,120.0000	31,809,053	Switzerland	82%
Total current digital assets on loan		8,120.0000	38,618,758		100%
Total		8,120.0000	38,618,758		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. The $248,000 ECL on these coins has been expensed to bad debt expense. Counterparty H is not subject to any expected credit loss due to its recallability without penalty. The Company does not hold any collateral or other credit enhancements related to these loans.

The fair value of the SUI digital assets on loan include a discount for lack of marketability since the SUI coins are locked and not freely transferrable as at December 31, 2025. These coins unlock intermittently through April 2028. The DLOM was determined using the Finerty model. The model works by treating this loss of marketability as the equivalent of a European put option, which provides protection against price declines during the period the assets cannot be sold. By estimating the value of such a hypothetical put option, based on factors like the underlying stock price, volatility, risk-free rate, and expected holding period. No separate ECL was recorded for the SUI digital assets as management feels that any relevant default risk is captured in the fair value assumptions of the digital assets. The SUI digital assets are considered a level 3 in the financial instrument hierarchy (Note 23).

Borrower	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	326,500.00	16,189,931	24,719,701	40,909,632	(248,000)	40,661,632
Counterparty H	BTC	420.00	36,894,425	-	36,894,425	-	36,894,425
Counterparty H	ETH	6,000.00	17,909,678	-	17,909,678	-	17,909,678
Counterparty F	ETH	2,000.00	5,969,893	-	5,969,893	-	5,969,893
Counterparty F	SUI	18,737,981.00	10,362,301	8,289,841	18,652,142	-	18,652,142
			87,326,228	33,009,542	120,335,770	(248,000)	120,087,770

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of December 31, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2024, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 2.95% to 9.70% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2024, the Bitcoin staked digital assets were locked up until January 2025.

As of December 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0536	376,190	1%
Bitcoin (BTC)	300.0000	26,747,151	69%
Cardano (ADA)	43,639.3760	15,470	0%
Core (CORE)	12,017,441.5404	1,325,524	3%
Polkadot (DOT)	2,595,690.3230	4,762,573	12%
Solana (SOL)	0.5094	64	0%
Hyperliquid (HYPE)	25,600.4618	662,417	2%
Hedera (HBAR)	22,663,998.5645	2,463,577	6%
Internet Computer (ICP)	970,082.8229	2,633,775	7%
Total	38,316,881.6517	38,986,741	100%

As of December 31, 2024, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Bitcoin	1,803.0000	170,996,662	71%
Cardano	57,965,439.1383	50,371,939	21%
Ethereum	32.0000	108,955	0%
Core	3,415,479.8499	3,676,423	2%
Polkadot	1,941,230.3100	13,244,432	6%
Solana	10,526.4620	1,633,234	1%
Total	63,334,510.7602	$240,031,645	100%

As of December 31, 2025, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.76% - 7.67%	23,634,179.8442	5,097,352	Switzerland	13%
Counterparty M	2.87%	32.0023	95,663	United States	0%
Self custody	2.3% - 14.28%	14,682,669.8053	33,793,726	Switzerland	87%
Total		38,316,881.6517	38,986,741		100%

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

6.	Digital Assets, Digital Assets Loaned, and Digital Assets Staked (continued)

As of December 31, 2024, the digital assets staked by significant borrowing counterparty is as follow:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty B	2.95%	57,965,407.1383	50,371,939	Switzerland	21%
Counterparty M	4.00%	32.0000	108,955	United States	0%
Self custody	3.00% to 8.02%	5,369,071.6219	189,550,751	Switzerland	79%
Total		63,334,510.7602	240,031,645		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. These risks include:

a)	Ethereum and Polkdot staking exposes the Company to an unbounding period liquidity restriction (approximately 28 days), during which time the tokens remain locked and do not earn rewards once unbounding has commenced.

b)	Polkadot, CORE and Hype staking may expose the Company to validator misconduct risk

c)	Bitcoin staking involves timelock risk, such that the coins are locked until expiry of the timelock and require a redemption transaction after expiry.

d)	BTC staking is described by the protocol as self-custodied with no wrapping, bridging or smart contract exposure.

The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company’s due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of December 31, 2025 and 2024, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes to meets the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”)

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388
Fund B - Solana (SOL)	470,185.9000	$50,297,302	294,049.0000	$31,455,370	764,234.9000	$81,752,672
		$50,297,302		$31,455,370		$81,752,672
Total		$75,411,956		$56,570,104		$131,982,060

	December 31, 2024
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	216,379.2216	$30,886,684	244,331.9458	$34,876,748	460,711.1675	$65,763,432
Fund A - Avalanche (AVAX)	223,905.1900	$6,020,811	707,540.4100	$19,025,762	931,445.6000	$25,046,572
		$36,907,495		$53,902,510		$90,810,004
Fund B - Solana (SOL)	626,365.7000	$89,409,506	540,869.9000	$77,205,553	1,167,235.6000	$166,615,059
Total		$126,317,001		$131,108,063		$257,425,063

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

7.	Equity investments in digital assets at fair value through profit and loss (“FVTPL”) (continued)

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM. The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

The continuity of equity investments for the years ended December 31, 2025 and 2024 is as follows:

	December 31, 2025	December 31, 2024
Opening Balance	$257,425,063	$-
Acquisitions	-	173,814,136
Disposals	(71,685,819)	-
Staking income	19,784,212	13,060,639
Net change in realized and unrealized gain/loss	(68,261,189)	77,360,769
Management fees	(2,530,856)	(1,396,016)
Transfers out to Digital Assets	(2,749,352)	(5,414,464)
Closing Balance	$131,982,060	$257,425,063

8.	Acquisitions

Reflexivity

On February 6, 2024, the Company acquired 100% interest in Reflexivity LLC (“Reflexivity”) by issuing 5,000,000 common shares. Reflexivity is a private company incorporated in the United States that operates a premier private research firm that specializes in producing cutting-edge research reports for the cryptocurrency industry. The primary reason for this business combination is to gain exposure to Reflexivity’s subscriber base.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Fair value of shares issued	$2,450,000
Fair value of shares issued	$2,450,000
Fair value of assets and liabilities assumed:
Cash	$236,668
Amounts receivable	13,425
Prepaid expenses	15,879
Client relationships	277,000
Brand name	100,000
Technology	125,000
Deferred tax liability	(133,000)
Accounts payable	(1,024)
Customer prepayment	(261,533)
Goodwill	2,077,585
Total net assets acquired	$2,450,000

The goodwill acquired as part of the Reflexivity acquisition is made up of assembled workforce and implied goodwill related to Reflexivity’s management and staff experiences and Reflexivity’s reputation in the industry. It will not be deductible for tax purposes.

No material acquisition costs are recognized in the statement of operations. As Reflexivity was acquired on February 7, 2024, there is not a material difference in the amounts consolidated from February 7, 2024 and its full calendar year 2024 results.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

8.	Acquisitions (continued)

Stillman Digital

On October 7, 2024, the Company acquired 100% interest in Stillman Digital Inc. and Stillman Digital Bermuda Ltd. (collectively “Stillman Digital”) by issuing 2,500,000 common shares. Stillman Digital Inc. is a private company incorporated in the United States and Stillman Digital Bermuda Ltd. Is a private company incorporated in Bermuda. Stillman Digital is a global liquidity provider that provides digital asset products and services in electronic trade execution, market making and OTC block trading. The primary reason for this business combination is to gain access to Stillman Digital’s trading platform.

Under the terms of the transaction, 2,500,000 common shares were issued on the close of the transaction. 1,000,000 of the common shares issued are subject to a lock-up schedule, with 25% released on each of the 3, 6, 9, and 12-month anniversaries from October 7, 2024.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Fair value of shares issued	$5,065,277
Fair value of shares issued	$5,065,277
Fair value of assets and liabilities assumed:
Cash	$10,357,387
Amounts receivable	1,970,550
Prepaid expenses	47,972
Digital assets	3,274,538
Client relationships	30,640
Securities	3,015,807
Accounts payable	(13,494,510)
Other liabilities	(137,107)
Total net assets acquired	$5,065,277

The goodwill acquired as part of the Stillman Digital’s acquisition is made up of assembled workforce and implied goodwill related to Stillman Digital’s management and staff experiences and Stillman Digital’s reputation in the industry. It will not be deductible for tax purposes.

Had the acquisition taken place on January 1, 2024, the Company would have consolidated $7,190,309 of revenues and net income of $4,249,060.   As the acquisition took place October 7, 2024, the Company consolidated revenues of $2,106,286 and net income of $711,519.   No material acquisition costs are recognized in the statement of operations.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

8.	Acquisitions (continued)

Neuronomics AG

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5%.

In connection with the acquisition, the Company issued 186,304 common shares of the Company, plus additional cash considerations, to the selling shareholders of Neuronomics AG. 152,433 of the Payment Shares are subject to a lock-up schedule, with 50% released in three months and the remainder released in six months. No finder fees were paid in connection with the acquisition.

Details of the consideration for acquisition, net assets acquired and goodwill are as follows:

Purchase price consideration paid:
Cash consideration	$816,372
Fair value of shares issued	442,722
Fair value of previously held investment	379,906
Fair value of shares issued	$1,639,000
Fair value of assets and liabilities assumed:
Cash	$271,408
Prepaid expenses and deposits	12,473
Goodwill	2,907,440
Trade and other payables	(69,418)
Non-controlling interest	(1,482,903)
Total net assets acquired	$1,639,000

Had the acquisition taken place on January 1, 2025, the Company would have consolidated $19,013 of revenues and net losses of $114,695.   As the acquisition took place March 7, 2025, the Company consolidated revenues of $19,013 and net income of $36,358 from March 7, 2025 through September 30, 2025, the date of deconsolidation.   No material acquisition costs are recognized in the statement of operations.

On October 1, 2025, the Company’s ownership of Neuronomics decreased to 44.68% and the Company no longer had control over this subsidiary. As a result of this loss of control on October 1, 2025, the Company deconsolidated the subsidiary from its consolidated financial statements and recorded its investment in Neuronomics as an investment in associate (Note 10).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

9.	Intangibles assets and goodwill

Cost	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2023	$-	$-	$32,134,253	$32,134,253
Acquisition of Reflexivity LLC	277,000	100,000	125,000	502,000
Acquisition of Solana IP	-	3,622,456	-	3,622,456
Acquisition of Stillman Digital	30,640	-	-	30,640
Balance, December 31, 2024	$307,640	$3,722,456	$32,259,253	$36,289,349
Acquisition of Neuronomics	-	-	337,211	337,211
Additions	-	-	203,562	203,562
Deconsolidation of Neuronomics	-	-	(498,065)	(498,065)
Balance, December 31, 2025	$307,640	$3,722,456	$32,301,961	$36,332,057

Accumulated Amortization	Client relationships	Technology	Brand Name	Total
Balance, December 31, 2023	$-	$-	$(29,473,628)	$(29,473,628)
Amortization	(21,323)	(19,245)	(1,503,427)	(1,543,995)
Impairment loss	-	(3,622,456)	-	(3,622,456)
Balance, December 31, 2024	$(21,323)	$(3,641,701)	$(30,977,055)	$(34,640,079)
Amortization	(27,700)	(30,291)	(1,273,590)	(1,331,581)
Deconsolidation of Neuronomics	-	-	39,811	39,811
Balance, December 31, 2025	$(49,023)	$(3,671,992)	$(32,210,834)	$(35,931,849)

Balance, December 31, 2024	$286,317	$80,755	$1,282,198	$1,649,270
Balance, December 31, 2025	$258,617	$50,464	$91,127	$400,208

On February 9, 2024, the Company acquired intellectual property by issuing 7,297,090 common shares of the Company. The intellectual property acquired encompasses a suite of sophisticated features, including advanced liquidity provisioning, innovative trading strategies and technologies, along with the distribution, management and analytics of decentralized financial data. These elements are tailored to support the Solana-focused trading desk operated by the Company. At the time of acquisition, the intangible assets were in an early stage of research and development, with significant uncertainties surrounding its future market demand, sales price and production costs, and as such, on February 9, 2024, the Company recognized an impairment loss of $3,622,456.

Goodwill

The continuity of the goodwill acquired as part of the acquisitions is as follows:

Balance, December 31, 2023	$35,080,194
Acquisition of Reflexivity LLC	2,077,585
Balance, December 31, 2024	$37,157,779
Acquisition of Neuronomics	2,907,440
Deconsolidation of Neuronomics	(2,907,440)
Impairment	(2,077,585)
Balance, December 31, 2025	$35,080,194

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

9.	Intangibles assets and goodwill (continued)

Impairment test of goodwill

The Company tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The review led to the recognition of an impairment loss of $2,077,585 (December 31, 2024 - $Nil) at the Reflexivity CGU. The recoverable amount of each of the Company’s CGUs has been assessed by reference to the value in use (“VIU”).

The key assumptions used included in the year ended December 31, 2025 impairment test: AUM long term growth rate of 2%, annualized rate of staking return of 3.4%, percentage of AUM staked of 65%, expense growth rate of 2.0% and the discount rate used of 25.4%. December 31, 2024: AUM long term growth rate of 2%, annualized rate of staking return 6.5%, percentage of AUM staked of 65%, expense growth rate of 2.4% and a discount rate of 27.5% The expected future cash flows were projected for five years in both the 2025 and 2024 test.

The directors and management have considered and assessed reasonably possible changes for other key assumptions and have not identified any instances that could cause the carrying amount of the ETP CGU to exceed its recoverable amount.

10.	Investment in associate

On January 10, 2025, the Company closed an investment to acquire 10% of Neuronomics AG for $288,727 (CHF 262,684). On March 7, 2025, the Company announced that it increased its stake in Neuronomics AG, a Swiss asset management firm specializing in artificial intelligence and model driven quantitative trading strategies from 10% to 52.5% and Neuronomics was fully consolidated with the Company’s consolidated financial statements (Note 8). On October 1, 2025, the Company’s ownership was reduced to 44.68% and as a result, Neuronomics was deconsolidated and accounted for as an investment in associate.

The Company’s ownership of Neuronomics during the year ended December 31, 2025 was 44.68%.

A continuity of the investment in Neuronomics as an associate is as follows:

Balance as at December 31, 2024	$-
Investment in associate	2,499,440
Share of loss for the year	(75,506)
Balance as at December 31, 2025	$2,423,934

Summarized financial information for Neuronomics as at December 31, 2025 and for the year ended December 31, 2025 is as follows:

December 31, 2025
Current and total assets	$514,391
Current and total liabilities	(111,333)
Total shareholders’ equity	(403,058)

Year ended December 31, 2025
Revenue	$514,020
Operating expenses	(843,777)
Net loss	(329,757)

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

11.	Accounts payable and accrued liabilities

	31-Dec-25	31-Dec-24
Corporate payables	$8,828,351	$3,380,341
Related party payable (Note 21)	441,759	102,123
	$9,270,110	$3,482,464

12.	Loans payable

Margin loan

The Company has a $10,000,000 credit line for a margin loan from a crypto liquidity provider. As at December 31, 2025, the Company has drawn $2,611,009 (December 31, 2024: $2,686,239) on the credit line.  The loan is secured by the equity in the Company’s margin trading account.

Genesis loan

On January 20, 2023, Genesis declared bankruptcy and currently is not allowing withdrawals and not extending new loans. On March 15, 2023, the Court ruled that the Genesis debtors may not sell, buy, trade in crypto assets without prior consent by the creditors. The Court also allowed for the payment of some service providers required for upholding the operations but nothing beyond that. The Company’s loan with Genesis is an open term loan. The Genesis loan and interest payable at December 31, 2025 is $6,100,598 and secured with 69.68 BTC (December 31, 2024 - $7,007,055, secured by 365.448 BTC).

In prior periods, the digital assets and the loan payable related to the Genesis loan payable were recorded separately on the statement of financial position. The Company has obtained a legally enforceable right to set off the digital assets being held as collateral against the loan payable. As such, the Company has netted the digital assets and loan payable on the statement of financial position, reducing both the Company’s digital assets and loan payable by $6,100,598, which represents the principal amount of the loan plus interest.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

13.	ETP holders payable

The fair market value of the Company’s ETPs as at December 31, 2025 and 2024 were as follows:

	December 31, 2025	December 31, 2024
Valour AAVE SEK	616,350	729,499
Valour Aerodome SEK	905,243	383,088
Valour Akash SEK	132,566	311,261
Valour Algorand SEK	152,328	-
Valour Aptos EUR	3,000	-
Valour Aptos SEK	857,715	2,560,659
Valour Arweave SEK	220,187	225,498
Valour Arbitrum SEK	277,287	-
Valour ASI SEK	931,407	732,181
Valour Avalanche EUR	142,626	284,496
Valour BCIX STOXX USD	373,434	1,148,298
Valour Avalanche SEK	9,220,824	22,146,770
Valour Binance EUR	84,953	53,964
Valour Binance SEK	1,156,463	1,285,371
Valour Bitcoin Carbon Neutral EUR	15,575	18,546
Valour Bitcoin Physical Carbon Neutral USD	889,656	811,050
Valour Bitcoin Cash SEK	83,327	-
Valour Bitcoin Staking SEK	3,881,877	4,590,500
Valour Bitcoin Zero EUR	20,476,740	23,403,581
Valour Bitcoin Zero SEK	199,124,760	203,609,067
Valour Bittensor SEK	4,879,220	4,404,154
Valour BTC Staking EUR	54,774	115,021
Valour Cardano EUR	201,420	280,720
Valour Cardano SEK	23,005,260	59,141,651
Valour Celestia (Tia) Sek	50,886	-
Valour Chainlink SEK	4,260,531	4,842,016
Valour Core SEK	206,379	2,310,748
Valour Cosmos EUR	5,112	2,703
Valour Cronos (Cro) Sek	131,790	-
Valour Curve DAO SEK	1,391,928	-
Valour Digital Asset Basket 10 EUR	476,270	514,870
Valour Digital Asset Basket 10 SEK	1,728,809	2,076,557
Valour Dogecoin EUR	203,516	-
Valour Dogecoin SEK	6,295,278	5,512,539
Valour Ethereum Physical Staking USD	292,932	336,805
Valour Enjin EUR	10,116	10,689
Valour Ethena (Ena) Sek	324,078	-
Valour Ethereum Zero EUR	2,527,907	2,293,175
Valour Ethereum Zero SEK	58,650,705	65,394,894
Valour Fantom SEK	292,946	913,954
Valour Filecoin SEK	104,428	-
Valour Flare SEK	38,686	-
Valour Floki SEK	30,504	-
Valour Four SEK	10,248	-
Valour Hedera EUR	1,181,185	2,463,347
Valour Hedera Physical Staking USD	2,431,247	4,462,562
Valour Hedera SEK	4,672,437	7,957,619
Valour Hyperliquid (Hype) Sek	763,491	-
Valour ICP SEK	1,938,780	4,485,250
Valour ICP USD	2,845,037	10,046,563
Valour Immutable SEK	60,145	-
Valour Injective SEK	1,446,640	1,135,831
Valour Iota SEK	101,737	-
Valour Jupiter SEK	569,432	422,782
Valour Kaspa SEK	1,060,250	530,550
Valour KRG BULL BTC X2 SEK	50,613	-
Valour KRG BULL ETH X2 SEK	14,830	-
Valour Lido SEK	290,233	68,585
Valour Litecoin SEK	207,192	-
Valour Mantle (Mnt) Sek	253,785	-
Valour Mantra SEK	30,117	-
Valour Near SEK	2,479,574	6,578,213
Valour OKB SEK	29,248	-
Valour Ondo (Ondo) Sek	614,176	-
Valour Optimism SEK	19,050	-
Valour Pendle SEK	338,093	157,125
Valour Pepe SEK	137,595	-
Valour Pi (Pi) Sek	25,329	-
Valour Polkadot EUR	48,121	185,163
Valour Polkadot SEK	5,705,512	17,577,389
Valour Polygon SEK	23,902	-
Valour PYTH SEK	276,689	346,458
Valour Quant SEK	70,819	-
Valour Render EUR	36,049	-
Valour Render SEK	2,170,348	1,115,875
Valour Ripple SEK	37,594,228	35,958,640
Valour SEI SEK	1,810,747	848,165
Valour Shiba Inu (Shib) Sek	51,886	-
Valour Short BTC SEK	987,903	214,871
Valour Sky SEK	37,632	-
Valour Solana EUR	5,795,075	9,286,531
Valour Solana SEK	169,092,078	302,344,070
Valour Stacks SEK	9,172	-
Valour Starknet SEK	216,327	97,429
Valour Stellar SEK	724,295	-
Valour Story SEK	7,514	-
Valour Sui EUR	174,515	-
Valour SUI SEK	25,440,018	45,854,560
Valour Tether SEK	128,098	-
Valour The Graph SEK	7,459	-
Valour Theta SEK	26,660	-
Valour Thorchain SEK	143,906	416,122
Valour Toncoin SEK	721,620	2,215,154
Valour Tron SEK	99,144	-
Valour Uniswap EUR	289,717	249,785
Valour Uniswap SEK	2,020,979	5,380,580
Valour Unus Sed Leo SEK	5,265	-
Valour Vechain (Vet) Sek	52,197	-
Valour Virtuals SEK	1,172,290	-
Valour Worldcoin SEK	950,460	105,712
Valour Wormhole SEK	133,785	213,091
	-
	622,304,667	871,162,347

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

13.	ETP holders payable (continued)

The Company’s ETP certificates are unsecured and trade on the following European stock exchanges: Spotlight Exchange, Deutsche Borse Xetra, Gettex, Frankfurt Exchange, Euronext Amsterdam, Euronext Paris and Lang and Schwarz Exchanges and the B3 exchange in Brazil. The Company’s ETP certificates traded on the Nordic Growth Market (“NGM”) until September 2024. ETPs issued by the Company referencing the performance of digital assets are measured at fair value through profit or loss. Their fair value is a function of the unadjusted quoted price of the digital asset underlying the ETP, less any accumulated management fees. The fair value basis is consistent with the measurement of the underlying digital assets which are measured at fair value. The Company’s policy is to hedge 100% of the market risk by holding directly or indirectly the underlying digital asset. Hedging is done continuously and in direct correspondence to the issuance of certificates to investors.

14.	Warrant liability

On September 25, 2025, the Company issued 34,246,577 warrants in association with the Company’s non-brokered private placement offering (Note 21). Each warrant entitles the holder to acquire 0.75 common share of the Company at a price of $2.63 for a period of three years.

On the date of issuance, the Company determined that the fair value of the warrant liability was $53,241,889 with the residual of $46,758,112 allocated to common shares. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: an underlying share price of $2.125, an exercise price of $2.63, a risk-free rate of 3.66%, an expected volatility of 131.5%, an expected life of 3 years and an expected dividend yield of 0%.

As at December 31, 2025, the Company had the following common share purchase warrants and compensation options outstanding that are classified as liabilities:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Share price	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrant liability	34,246,577	26-Sep-25	26-Sep-28	$2.63	13,599,316	$0.75	128.1%	2.75	0%	3.55%
	34,246,577				13,599,316

The expected volatility is based on historical share prices of the Company. The weighted average life of the outstanding warrants was 2.75 years at December 31, 2025.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

15.	Right-of-use asset and lease liability

In August 2025, the Company entered into a lease agreement for an office in Switzerland. The monthly rent payable under the terms of the lease was $66,258 (CHF53,280). The lease is for fixed term of five years commencing September 2025. The Company used a discount rate of 9% in determining the present value of the lease payments. The Company has recorded a right-of-use asset and a lease liability on the statement of financial position in association with this office lease.

Right-of-use asset

Right-of-use asset
Cost:
Balance, December 31, 2024	$-
Additions	3,208,882
Foreign exchange	(2,301)
Balance, December 31, 2025	$3,206,581

Depreciation:
Balance, December 31, 2024	$-
Depreciation charge for the year	207,328
Balance, December 31, 2025	$207,328

Net book value:
As at December 31, 2025	$2,999,253

Lease liability

Lease liability as at December 31, 2024	$-
Additions	3,208,882
Interest expense	92,080
Lease payments	(198,774)
Lease liability as at December 31, 2025	$3,102,188

	December 31, 2025	December 31, 2024
Current lease liability	$553,973	$-
Non-current lease liability	2,548,215	-
	$3,102,188	$-

Future undiscounted minimum lease payments for the lease agreements are as follows:

	December 31, 2025	December 31, 2024
Within one year	$800,652	$-
After one year but not more than five years	2,984,620	-
More than five years	-	-
	$3,785,272	$-

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

16.	Realized and net change in unrealized gains and (losses) on digital assets

	Year ended December 31,
	2025	2024
Realized gain on digital assets	$49,635,380	$306,744,938
Unrealized loss on digital assets	(283,624,873)	(54,704,565)
	$(233,989,493)	$252,040,373

17.	Realized and net change in unrealized gains and (losses) on investments in equity instruments through FVTPL

	Year ended December 31,
	2025	2024
Unrealized (loss) gain on equity investments	$(99,070,915)	$97,251,065
Realized gain on equity investments	31,217,931	-
Staking revenue	19,485,581	13,060,639
Management	(2,640,440)	(1,396,016)
	$(51,007,843)	$108,915,688

18.	Realized and net change in unrealized gains and (losses) on ETP payables

	Year ended December 31,
	2025	2024
Realized loss on ETPs	$(55,922,051)	$(271,659,058)
Unrealized gain / (loss) on ETPs	406,887,155	(80,869,696)
	$350,965,104	$(352,528,754)

19.	Staking and lending income

For the year ended	December 31, 2025	December 31, 2024
Validator nodes	6,756,611	6,995,098
All other counterparties	6,315,530	6,019,699
Total	$13,072,141	$13,014,797

20.	Expenses by nature

	Year ended December 31,
	2025	2024
Compensation and consulting	$16,251,498	$25,796,482
Marketing expenses	8,815,238	5,590,366
General and administration	2,688,879	1,999,788
Professional fees	5,316,890	2,686,031
Regulatory and transfer agent	427,320	140,611
Travel expenses	719,308	522,387
	$34,219,133	$36,735,665

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

21.	Share Capital

a)	As at December 31, 2025 and 2024, the Company is authorized to issue:

I.	Unlimited number of common shares with no par value;

II.	20,000,000 preferred shares at par value, 9% cumulative dividends, non-voting, non-participating, non-redeemable, non-retractable, and non-convertible by the holder. The preferred shares are redeemable by the Company in certain circumstances. The cumulative preference dividends have not been recognized by the Company to date.

b)	Issued and outstanding shares

	Common Shares	Amount
Balance, December 31, 2023	276,658,208	$128,886,879
Acquisition of Reflexivity LLC	5,000,000	2,295,276
Acquisition of Solana IP	7,297,090	4,659,113
Acquisition of Stillman Digital Inc. and Stillman Bermuda Inc.	2,500,000	5,065,277
Warrants exercised	22,737,789	4,802,641
Options exercised	3,912,405	2,839,539
DSU exercised	6,432,281	4,517,142
Treasury shares paid out	3,998,508	6,146,231
Treasury shares acquired	(5,437,992)	(3,112,835)
NCIB	(1,840,600)	(2,804,597)
Balance, December 31, 2024	321,257,689	$153,294,666
Acquisition of Reflexivity LLC (see Note 8)	186,034	442,722
DSU exercised	4,435,755	6,908,083
RSU conversion	112,500	216,250
Options exercised	9,237,595	14,735,950
Warrants exercised	3,125,000	671,132
Share purchase agreement	1,607,717	3,909,861
NCIB	(1,235,900)	(2,769,629)
Private placement	45,662,101	46,758,112
Share issuance costs	-	(4,192,788)
Treasury shares paid out	1,439,484	3,000,000
Balance, December 31, 2025	385,827,975	$222,974,359

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

21.	Share Capital (continued)

b)	Issued and outstanding shares (continued)

On June 11, 2024, under the terms of the NCIB, the Company may, if considered advisable, purchase its common shares in open market transactions through the facilities of the exchange and/or other Canadian alternative trading platforms, not to exceed up to 10 per cent of the public float for the common shares as of June 3, 2024, or 26,996,392 common shares, purchased in aggregate. The price that the Company paid for the common shares was the prevailing market price at the time of purchase and all purchased common shares were cancelled by the Company. In accordance with exchange rules, daily purchases (other than pursuant to a block purchase exception) on the exchange under the NCIB cannot exceed 25 per cent of the average daily trading volume on the exchange, as measured from Dec. 1, 2023, to May 31, 2024. The NCIB commenced on June 10, 2024, and ran through June 9, 2025.

On August 21, 2025, the Company entered a one-year period under the terms of the NCIB, allowing the Company to purchase up to 10 percent of the public float for the common shares as of August 21, 2025, or 31,673,791 common shares, purchased in aggregate. The price that the Company paid for repurchased common shares was the prevailing market price at the time of purchase. All purchased common shares were cancelled by the Company. The NCIB commenced again on August 21, 2025 and runs through August 21, 2026.

During the year ended December 31, 2025, the Company purchased and cancelled 1,235,900 shares at an average price of $2.24 (December 31, 2024 – 1,840,000 shares purchased and cancelled at an average price of $1.54).

On September 26, 2025, the Company closed a non-brokered private placement offering of 45,662,101 units, at a price of $2.19 per unit, for aggregate gross proceeds of $100,000,001. Each unit consists of one common share of the Company and three-quarter common share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.63 per full common share purchase warrant for a period of 36 months from the issuance date.

The terms of the warrant agreement stated that if at any time during the term of the warrant, there is no effective registration statement, the warrant holder could elect to exercise the warrants by way of a cashless exercise. This violated the fixed-for-fixed criterion due to the cashless exercise option, and accordingly these warrants had been accounted for as a liability on issuance.

The Company also incurred transaction costs of $8,819,331 on the issuance. The transaction costs were allocated based on the fair value of the shares and warrant liability. $4,123,753 of transaction costs related to the shares were recorded as a reduction to the transaction price of the instruments within equity and $4,695,578 of transaction costs related to the warrant liability were expensed.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves

Stock options, DSUs, RSUs, PSUs, and Warrants

	Options			DSU		RSUs and PSUs		Warrants
	Number of Options	Weighted average exercise price (CAD)	Value of options	Number of DSU	Value of DSU	Number of RSUs and PSUs	Value of RSU	Number of warrants	Weighted average exercise price (CAD)	Value of warrants	Total Value
December 31, 2023	23,405,000	$0.72	13,242,820	9,644,286	$5,943,892	-	$-	45,868,426	$0.30	$2,075,965	$21,262,677
Granted	9,461,187	1.82	5,600,819	10,914,007	7,423,790	-	-	-	-	-	13,024,609
Exercised	(3,912,405)	0.28	(1,138,528)	(6,432,281)	(4,517,142)	-	-	(22,737,789)	0.06	(1,347,414)	(7,003,084)
Expired / cancelled	(700,000)	2.08	(800,683)	(1,000,000)	(82,095)	-	-	(5,637)	0.30	(418)	(883,196)
December 31, 2024	28,253,782	$1.32	$16,904,428	13,126,012	$8,768,445	-	$-	23,125,000	$0.20	$728,133	$26,401,006
Granted / vested	1,671,030	4.51	4,521,451	1,839,685	7,394,757	2,345,000	1,439,745	-	-	-	13,355,953
Exercised	(9,237,595)	1.14	(6,432,505)	(637,500)	(6,908,083)	(112,500)	(216,250)	(3,125,000)	0.23	(141,785)	(13,698,623)
Expired / cancelled	(950,000)	3.77	(940,420)	(4,435,755)	(145,850)	-	-	-	-	-	(1,086,270)
December 31, 2025	19,737,217	$1.54	$14,052,954	9,892,442	$9,109,269	2,232,500	$1,223,495	20,000,000	$-	$586,348	$24,972,066

Stock option plan

The Company has an ownership-based compensation scheme for executives and employees. In accordance with the terms of the plan, as approved by shareholders at a previous annual general meeting, officers, directors and consultants of the Company may be granted options to purchase common shares with the exercise prices determined at the time of grant. The Company has adopted a Floating Stock Option Plan (the “Plan”), whereby the number of common shares reserved for issuance under the Plan is equivalent of up to 10% of the issued and outstanding shares of the Company from time to time.

Each employee share option converts into one common share of the Company on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

On January 6, 2025, the Company granted 100,000 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.59 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is 4 months from the date of grant. These options have an estimated grant date fair value of $304,449 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.96%; and an expected average life of 5 years.

On January 28, 2025, the Company granted 1,200,000 stock options to various consultants of the Company to purchase common shares of the Company for the price of CAD$4.52 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vests on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $3,591,500 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 2.89%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month commencing one month from the grant date and upon completion of certain performance conditions. The performance conditions have not been met as of December 31, 2025 and as such, none of the options have vested. These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 50,304 stock options to an officer of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in 12 equal instalments every month such that all options shall fully vest on the date that is 12 months from the date of grant.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Stock option plan (continued)

These options have an estimated grant date fair value of $162,653 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On May 26, 2025, the Company granted 70,422 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.97 for a period of five years from the date of grant. The options shall vest in four equal instalments every three month such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $227,702 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 2.92%; and an expected average life of 5 years.

On July 11, 2025, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$4.00 for a period of five years from the date of grant. The options shall vest in 12 months from the date of grant. These options have an estimated grant date fair value of $523,906 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 143%; risk-free interest rate of 3.03%; and an expected average life of 5 years.

On March 12, 2024, the Company granted 125,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$0.69 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $58,646 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 149.1%; risk-free interest rate of 3.71%; and an expected average life of 5 years.

On April 23, 2024, the Company granted 250,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $120,370 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On May 1, 2024, the Company granted 250,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$0.77 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $127,463 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.63%; and an expected average life of 5 years.

On May 21, 2024, the Company granted 200,000 stock options to a consultant of the Company to purchase common shares of the Company for the price of CAD$1.03 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $140,309 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.3%; risk-free interest rate of 3.79%; and an expected average life of 5 years.

On June 4, 2024, the Company granted 4,000,000 stock options to a company controlled by management of Valour Inc. to purchase common shares of the Company for the price of CAD$1.26 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $3,432,925 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 154.5%; risk-free interest rate of 4.08%; and an expected average life of 5 years.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Stock option plan (continued)

On July 29, 2024, the Company granted 3,667,187 stock options to a company controlled by management to purchase common shares of the Company for the price of CAD$2.17 for a period of five years from the date of grant. The options shall vest (a) on December 31, 2024 and (b) upon a company controlled by management having entered into a contract with an employee or consultant of the Corporation or its subsidiaries to transfer the underlying shares subject to the option, subject to performance hurdles. These options have an estimated grant date fair value of $6,000,617 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 156.0%; risk-free interest rate of 3.20%; and an expected average life of 5 years. No agreement had been entered as at December 31, 2025 and as such, the options have not vested.

On November 4, 2024, the Company granted 46,500 stock options to employees of the company. to purchase common shares of the Company for the price of CAD$2.28 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $72,368 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 3.04%; and an expected average life of 5 years.

On November 4, 2024, the Company granted 100,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$2.28 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vest on the date that is four months from the date of grant. These options have an estimated grant date fair value of $155,335 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 150%; risk-free interest rate of 3.04%; and an expected average life of 5 years.

On December 6, 2024, the Company granted 35,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$4.50 for a period of five years from the date of grant. The options shall vest in four equal instalments every three months such that all options shall fully vest on the date that is 12 months from the date of grant. These options have an estimated grant date fair value of $124,892 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.81%; and an expected average life of 5 years.

On December 6, 2024, the Company granted 100,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$4.50 for a period of five years from the date of grant. The options shall vest in four equal instalments every month such that all options shall fully vests on the date that is four months from the date of grant. These options have an estimated grant date fair value of $356,834 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.81%; and an expected average life of 5 years.

On December 6, 2024, the Company granted 500,000 stock options to a consultant of the company to purchase common shares of the Company for the price of CAD$4.50 for a period of five years from the date of grant. The options were to vest upon the closing of a merger and acquisition transaction by the Company with a Target Company as described in a finder agreement between the Company and the consultant. These options have an estimated grant date fair value of $1,784,168 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 151%; risk-free interest rate of 2.81%; and an expected average life of 5 years. The merger and acquisition transaction did not close within the prescribed timeline of the finder agreement and as such, the options were cancelled during the year ended December 31, 2025.

The Company recorded $5,600,819 of share-based payments related to stock options during the year ended December 31, 2025 (year ended December 31, 2024 - $4,521,451).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Stock option plan (continued)

The following stock options were outstanding at December 31, 2025:

Number outstanding	Number exercisable	Grant date	Expiry date	Exercise price	Vested fair value at reporting date	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
-	-	16-Nov-20	16-Nov-25	$0.09	-	$0.09	139%	5	0%	0.46%
325,000	325,000	22-Mar-21	22-Mar-26	$1.58	474,537	$2.12	146%	5	0%	0.99%
920,000	920,000	09-Apr-21	09-Apr-26	$1.58	1,120,241	$1.78	145%	5	0%	0.95%
700,000	700,000	18-May-21	18-May-26	$1.22	83,230	$1.25	146%	5	0%	0.95%
400,000	400,000	18-May-21	18-May-26	$1.22	832,151	$1.25	146%	5	0%	0.95%
500,000	500,000	13-Aug-21	13-Aug-26	$1.58	469,962	$1.43	144%	5	0%	0.84%
210,000	210,000	13-Oct-21	13-Oct-26	$2.10	292,262	$2.10	144%	5	0%	1.27%
500,000	500,000	09-Nov-21	09-Nov-26	$3.92	478,839	$3.92	144%	5	0%	1.37%
500,000	500,000	09-May-22	09-May-27	$2.00	437,859	$1.34	146%	5	0%	2.76%
500,000	500,000	20-May-22	20-May-27	$1.00	247,278	$0.75	147%	5	0%	2.70%
500,000	500,000	17-Oct-22	17-Oct-27	$0.17	55,736	$0.17	150%	5	0%	3.60%
500,000	500,000	24-Nov-23	24-Nov-28	$0.29	102,077	$0.29	152%	5	0%	3.83%
4,500,000	4,500,000	04-Dec-23	04-Dec-28	$0.45	1,599,727	$0.45	152%	5	0%	3.54%
100,000	100,000	12-Mar-24	12-Mar-29	$0.69	47,089	$0.69	154%	5	0%	3.47%
62,500	62,500	23-Apr-24	23-Apr-29	$0.77	30,202	$0.77	154%	5	0%	3.79%
250,000	250,000	01-May-24	01-May-29	$0.77	127,929	$0.77	154%	5	0%	3.63%
4,000,000	4,000,000	04-Jun-24	04-Jun-29	$1.26	3,445,474	$1.26	155%	5	0%	4.08%
3,667,187	-	29-Jul-24	29-Jul-29	$2.17	-	$2.39	156%	5	0%	3.20%
100,000	75,000	04-Nov-24	04-Nov-29	$2.28	155,335	$2.30	150%	5	0%	3.04%
46,500	46,500	04-Nov-24	04-Nov-29	$2.28	72,368	$2.30	150%	5	0%	3.04%
100,000	75,000	06-Dec-24	06-Dec-29	$4.50	355,534	$5.24	151%	5	0%	2.81%
35,000	35,000	06-Dec-24	06-Dec-29	$4.50	124,892	$5.24	151%	5	0%	2.81%
100,000	100,000	06-Jan-25	06-Jan-30	$4.59	304,449	$4.59	151%	5	0%	2.96%
850,000	637,500	28-Jan-25	28-Jan-30	$4.52	2,465,004	$4.52	150%	5	0%	2.89%
50,304	29,344	26-May-25	26-May-30	$4.97	144,510	$4.97	143%	5	0%	2.92%
50,304	29,344	26-May-25	26-May-30	$4.97	144,510	$4.97	143%	5	0%	2.92%
70,422	35,211	26-May-25	26-May-30	$4.97	193,176	$4.97	143%	5	0%	2.92%
200,000	-	11-Jul-25	11-Jul-30	$4.00	248,583	$4.00	143%	5	0%	3.03%
19,737,217	15,530,399				14,052,954

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Stock option plan (continued)

The weighted average remaining contractual life of the options exercisable at December 31, 2025 was 2.70 years (December 31, 2024 – 3.04 years).

Warrants

As at December 31, 2025, the Company had share purchase warrants outstanding as follows:

	Number outstanding & exercisable	Grant date	Expiry date	Exercise price	Fair Value	Grant date share price (CAD)	Expected volatility	Expected life (yrs)	Expected dividend yield	Risk-free interest rate
Warrants	20,000,000	06-Nov-23	06-Nov-28	$0.20	591,881	$0.17	151.9%	5	0%	3.87%
Warrant issue costs					(5,533)
	20,000,000				586,348

See Note 14 for warrant liability.

Deferred Share Units Plan (DSUs)

In August 2025, the Company adopted the Omnibus Plan. Eligible participants of the Omnibus Plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting DSUs. The number of DSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of DSUs is based on the share price on the grant date, unless stated otherwise.

On January 6, 2025, the Company granted 100,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $330,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On January 28, 2025, the Company granted 1,400,000 DSUs to an officer of the Company. These DSUs have a grant day fair value of $4,553,000 and vest in three equal installments every year, with the first installment vesting one year from the grant date.

On May 26, 2025, the Company granted 35,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $125,165 and vest in one year from the date of grant.

On May 26, 2025, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $715,000 and vested on completion of certain performance conditions. These conditions were met during the year ended December 31, 2025 and as such, the DSUs vested during this period.

On May 26, 2025, the Company granted 60,362 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $216,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

On July 11, 2025, the Company granted 44,323 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $128,000 and vest in four equal installments every six months, with the first installment vesting six months from the grant date.

On May 21, 2024, the Company granted 200,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of CAD$174,000 and vest in in 12 months from the grant day.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Deferred Share Units Plan (DSUs) (continued)

On July 29, 2024, the Company granted 475,000 DSUs to officers and directors of the Company. These DSUs have a grant date fair value of $832,000 and vest in four equal installments every six months following the grant date, with the first installment vesting six months after the grant date.

On September 24, 2024, the Company granted 1,125,000 DSUs to officers and consultants of the Company. These DSUs have a grant day fair value of $2,433,000 and vest in four equal installments every six months, with the first instalment vesting on the date that is three months from the grant day.

On November 4, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $154,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On November 21, 2024, the Company granted 950,000 DSUs to consultants of the Company. These DSUs have a grant day fair value of $2,478,000 and vest immediately

On December 6, 2024, the Company granted 100,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $384,000 and vest in four equal installments every month, with the first instalment vesting on the date that is one month from the grant day.

On December 6, 2024, the Company granted 500,000 DSUs to a consultant of the Company. These DSUs have a grant day fair value of $1,920,000 and vest upon the closing of a merger and acquisition transaction by the Company with a Target Company as described in a finder agreement between the Company and the consultant. The merger and acquisition transaction did not close within the prescribed timeline of the finder agreement and as such, the DSUs were cancelled during the year ended December 31, 2025.

The Company recorded $7,423,790 in share-based compensation related to DSUs during the year ended December 31, 2025 (year ended December 31, 2024 - $7,394,757).

Restricted Share Units Plan (RSUs)

On May 20, 2025, the Company adopted the Omnibus Plan, which allows for the issuance of RSUs. Eligible participants of the plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting RSUs. The number of RSUs that may be granted under the Omnibus Plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant. The grant date fair value of DSUs is based on the share price on the grant date, unless stated otherwise.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On October 16, 2025, the Company granted 500,000 RSUs to consultants of the Company. These RSUs have a grant date fair value of $500,000 and vest on the closing price of the Company’s common shares hitting a specified price. The Company used a Monte Carlo simulation to determine the fair value of these RSUs. The awards were fair valued using the Monte Carlo simulation with the assumptions of a risk free rate of 2.4%, expected volatility of 130.0%, a random variable of nil, a dividend yield of 0.0% and a term of 3.16 years. These RSUs have not vested as of December 31, 2025.

On November 5, 2025, the Company granted 695,000 RSUs to consultants and officers of the Company. These RSUs have a grant date fair value of $1,216,250 and vest in eight equal installments every three months following the grant date, with the first installment vesting on the grant date.

On November 5, 2025, the Company granted 300,000 RSUs to an officer of the Company. These RSUs have a grant date fair value of $525,000 and vest in four equal installments every three months following the grant date, with the first installment vesting on the grant date.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

22.	Share-based payments reserves (continued)

Restricted Share Units Plan (RSUs) (continued)

On November 28, 2025, the Company granted 150,000 RSUs to a consultant of the Company. These RSUs have a grant date fair value of $262,500, with 50,000 RSUs vesting immediately and the remaining 150,000 RSUs vesting six months from the grant date.

Performance Share Units Plan (PSUs)

On May 20, 2025, the Company adopted the share incentive plan, which allows for the issuance of PSUs. Eligible participants of the share incentive plan include any director, officer, employee or consultant of the Company. The Board fixes the vesting terms it deems appropriate when granting PSUs. The number of PSUs that may be granted under the share incentive plan may not exceed 5% of the total issued and outstanding Common Shares at the time of grant.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest when the Company hits specific milestones. As at December 31, 2025, these milestones have not been achieved and no amount has been expensed in relation to this grant. These PSUs will be cash settled with the officer and as such, have been recorded as an accrue liability and have not been included in share-based payment reserve at December 31, 2025.

On October 30, 2025, the Company granted 2,000,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $3,580,000 and vest in four equal installments every three months following the grant date, with the first installment vesting three months from the grant date. These PSUs will be cash settled with the officer and as such, have been recorded as an accrue liability and have not been included in share-based payment reserve at December 31, 2025.

On November 5, 2025, the Company granted 200,000 PSUs to an officer of the Company. These PSUs have a grant date fair value of $151,000 and vest in four equal installments every four months following the grant date, with the first installment vesting on the grant date.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments

Financial assets and financial liabilities as at December 31, 2025 and 2024 are as follows:

	Asset / (liabilities) at amortized cost	Assets / (liabilities) at fair value through profit/(loss)	Total
December 31, 2024
Cash	$15,931,525	$-	$15,931,525
Client Cash Deposits	10,665,147	-	10,665,147
Digital assets, digital assets loaned, and digital assets staked	-	555,838,900	555,838,900
Equity investments	-	257,425,063	257,425,063
Public investments	-	778,085	778,085
Private investments	-	37,348,081	37,348,081
Accounts payable and accrued liabilities	(3,482,464)	-	(3,482,464)
Loan payable	(9,693,294)	-	(9,693,294)
Trading liabilities	-	(15,109,375)	(15,109,375)
ETP holders payable	-	(871,162,347)	(871,162,347)
December 31, 2025
Cash	$91,234,090	$-	$91,234,090
Client Cash Deposits	5,615,054	-	5,615,054
Digital assets, digital assets loaned, and digital assets staked	-	515,586,931	515,586,931
Equity investments	-	131,982,050	131,982,050
Public investments	-	272,520	272,520
Private investments	-	29,372,628	29,372,628
Accounts payable and accrued liabilities	(9,270,110)	-	(9,270,110)
Loan payable	(2,611,009)	-	(2,611,009)
Lease liability	(3,102,188)	-	(3,102,188)
Warrant liability	-	(13,599,316)	(13,599,316)
Trading liabilities	-	(24,122,640)	(24,122,640)
ETP holders payable	-	(622,304,667)	(622,304,667)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Expected credit losses related to digital assets loaned are recorded in the bad debt expense on the consolidated statement of operations (Note 6 and Note 12). Expected credit losses related to collateral provided on the Company’s loan payable has been recorded through unrealized losses on digital assets in the statement of operations. Expected credit losses for the year ended December 31, 2025, are as follows:

	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	326,500.00	16,189,931	24,719,701	40,909,632	(248,000)	40,661,632
Genesis	BTC	67.98	5,971,565	-	5,971,565	(4,478,673)	1,492,892

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at December 31, 2025, the Company had current assets of $667,317,486 (December 31, 2024 - $710,993,671) to settle current liabilities of $672,461,715 (December 31, 2024 - $899,447,480).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

The following table shows the Company’s source of liquidity by assets / (liabilities) as at December 31, 2025 and 2024:

December 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$91,234,090	$91,234,090	$-
Client cash deposits	5,615,054	5,615,054	-
Prepaid expenses	9,596,921	9,596,921	-
Digital assets, digital assets loaned, and digital assets staked	515,586,931	482,763,021	32,823,910
Public Investments	272,520	272,520	-
Private investments	29,372,628	-	29,372,628
Equity investments	131,982,050	75,411,946	56,570,104
Accounts payable and accrued liabilities	(9,270,110)	(9,270,110)	-
Loan payable	(2,611,009)	(2,611,009)	-
Trading liabilities	(24,122,640)	(24,122,640)
Lease liability	(3,102,188)	(553,973)	(2,548,215)
ETP holders payable	(622,304,667)	(622,304,667)	-
Total assets / (liabilities)	$122,249,580	$6,031,153	$116,218,427

December 31, 2024
	Total	Less than 1 year	1-3 years
Cash	$15,931,525	$15,931,525	$-
Client cash deposits	10,665,147	10,665,147	-
Prepaid expenses	1,797,724	1,797,724	-
Digital assets, digital assets loaned, and digital assets staked	555,838,900	555,504,190	334,710
Public Investments	778,085	778,085	-
Private investments	37,348,081	-	37,348,081
Equity investments	257,425,063	126,317,000	131,108,063
Accounts payable and accrued liabilities	(3,482,464)	(3,482,464)	-
Loan payable	(9,693,294)	(9,693,294)	-
Trading liabilities	(15,109,375)	(15,109,375)
ETP holders payable	(871,162,347)	(871,162,347)	-
Total assets / (liabilities)	$(19,662,955)	$(188,453,809)	$168,790,854

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. At December 31, 2025, one investment made up approximately 0.3% (December 31, 2024 – one investment of 3.4%) of the total assets of the Company.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At December 31, 2025, the company had one investment exposed to market risk (December 31, 2024 – no investments) of the total assets of the Company.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at December 31, 2025, a 1% change in interest rates could result in approximately $912,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to Canadian dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the U.S. dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at December 31, 2025 and 2024, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	December 31, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$2,284,909	$51,536	$8,928,624	$12,978,875	$4,570,541	$457,515
Private investments	27,944,774	-	-	-	-	-
Prepaid investment	-	-	528,255	-	-	34,278
Accounts payable and accrued liabilities	(1,003,289)	-	(449,107)	-	(20,219)	(14,057)
ETP holders payable	-	-	-	(285,235,369)	(9,211,650)	-
Net assets (liabilities)	$29,226,394	$51,536	$9,007,772	$(272,256,494)	$(4,661,328)	$477,736

	December 31, 2024
	Canadian Dollars	Britsh Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$1,768,319	$-	$3,573,221	$6,823,399	$2,533,427	$61,252
Private investments	1,367,716	-	35,457,990	-	-	-
Prepaid investment	447,753	-	-	-	-	-
Accounts payable and accrued liabilities	(1,695,248)	(55,416)	(247,501)	-	(15,562)	-
Net assets (liabilities)	$1,888,540	$(55,416)	$38,783,710	$6,823,399	$2,517,865	$61,252

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as of December 31, 2025 would result in an estimated increase (decrease) in net income of approximately $23,815,000, (December 31, 2024 - $5,002,000).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2025 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

iv.	Warrant liability carried at its fair value.

The following table illustrates the classification and hierarchy of the Company’s financial instruments, measured at fair value in the statements of financial position as at December 31, 2025 and 2024.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$37,348,081	$37,348,081
Digital assets	-	555,838,900	-	555,838,900
Equity investments	-	-	257,425,063	257,425,063
Publicly traded investments	778,085	-	-	778,085
December 31, 2024	$778,085	$555,838,900	$294,773,144	$851,390,129

Privately traded investments	$-	$-	$29,372,628	$29,372,628
Digital assets	-	496,934,790	18,652,141	515,586,931
Equity investments	-	-	131,982,050	131,982,050
Publicly traded investments	272,520	-	-	272,520
Warrant liability	-	-	(13,599,316)	(13,599,316)
December 31, 2025	$272,520	$496,934,790	$166,407,503	$663,614,813

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the years ended December 31, 2025 and 2024. These financial instruments are measured at fair value based utilizing quoted market prices. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	December 31, 2025	December 31, 2024
Opening balance	$778,085	$-
Realized loss on investments	(419,093)	-
Transferred from level 3	272,520	778,085
Investments sold	(358,992)	-
	$272,520	$778,085

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the years ended December 31, 2025 and 2024. These financial instruments are measured at fair value utilizing observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	December 31, 2025	December 31, 2024
Opening balance	$555,838,900	$370,469,700
Digital assets acquired	232,267,760	401,118,676
Digital assets disposed	(87,878,518)	(514,217,138)
Digital assets earned from staking, lending and fees	12,332,036	26,075,436
Realized gain on digital assets	49,635,380	306,744,938
Unrealized losses on digital assets	(260,376,909)	(34,372,022)
Settlement of Genesis loan	(6,100,598)	-
Digital assets transferred in from level 3	2,749,352	-
Fees and other	(1,532,613)	19,310
	$496,934,790	$555,838,900

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the years ended December 31, 2025 and 2024. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 investments, financial assets at fair value	December 31, 2025	December 31, 2024
Opening balance	$294,773,144	$32,717,095
Purchases	50,865,445	173,814,141
Transferred to level 1	(272,520)	(778,085)
Acquired as subsidiary	(379,906)	-
Realized gain	31,217,931	83,723,906
Unrealized (loss)/ gain	(121,974,940)	5,296,087
Transferred to level 2	(2,749,352)	-
Foreign exchange gain	(527,269)	-
Equity investments disposed	(71,685,819)	-
Digital assets earned from staking, lending and fees	740,105	-
	$180,006,819	$294,773,144

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Level 3 investments, financial liabilities at fair value	December 31, 2025	December 31, 2024
Opening balance	$-	$-
Warrants granted	53,195,195	-
Change in fair value	(39,595,879)	-
	$13,599,316	$-

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at December 31, 2025 and 2024.

Description	Fair value	Valuation technique	Significant Unobservable input(s)	Range of significant unobservable input(s)
3iQ Corp.	$300,460	Recent financing	Marketability of shares	0% discount
Luxor Technology Corporation	500,050	Recent financing	Marketability of shares	0% discount
Neuronomics AG	89,581	Recent financing	Marketability of shares	0% discount
Amina Bank	35,457,990	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Brazil Potash Corp.	778,085	Market approach	Marketability of shares	0% discount
Equity Investments in digital	257,425,063	Market approach	Discount for lack of marketability	25% discount
December 31, 2024	$295,551,229
Luxor Technology Corporation	$524,963	Recent financing	Marketability of shares	0% discount
Amina Bank	24,285,752	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	362,038	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
TenX Protocols Inc.	272,520	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	131,982,050	Market approach	Discount for lack of marketability	16% discount
Digital assets on loan	18,652,141	Market approach	Discount for lack of marketability	30% discount
December 31, 2025	$180,279,339

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

3iQ Corp. (“3iQ”)

On March 31, 2020, the Company acquired 187,007 common shares of 3iQ as part of the Company’s acquisition of Valour. During the year ended December 31, 2024, the Company sold 125,295 common shares of 3iQ. On September 3, 2025, the Company sold its remaining 61,712 shares of 3iQ for proceeds of $481,484 resulting in a gain on sale of $181,015. As at December 31, 2025, the Company owned no shares of 3iQ.

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2025. As at December 31, 2025 the valuation of LTC was $524,963 (December 31, 2024L $500,050). As at December 31, 2025, a +/- 10% change in the fair value of LTC will result in a corresponding +/- $302,446 (December 31, 2024 - $50,005) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non-votes shares of Amina. During the year ended December 31, 2025, the Company impaired its investment in Amina due to the decrease in Amina’s assets under management. As at December 31, 2025, the valuation of Amina was $24,285,752 (December 31, 2024 - $35,457,990). As at December 31, 2025, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $2,428,575 (December 31, 2024 +/- $3,545,799) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. As at December 31, 2025, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2025. As at December 31, 2025, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $100,000 change in the carrying amount (December 31, 2024 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at December 31, 2025, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2025. As at December 31, 2025, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2024 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. During the year ended December 31, 2025, the Company impaired its investment in CH Technical based on the investments in CH Technical. As at December 31, 2025, the valuation of CH Technical was $272,520 (December 31, 2024 - $nil). As at December 31, 2025, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $27,252 change in the carrying amount (December 31, 2024 - $nil).

TenX Protocols Inc. (“TenX”)

On July 24, 2025, the Company invested $718,339 to acquire 1,334,000 subscription receipts of TenX. During the year ended December 31, 2025, the Company converted its 1,334,000 subscription receipts into 1,334,000 common shares and 667,00 common share purchase warrants. As a result of this conversion, the Company revalued its investment in TenX based on the December 31, 2025 market price of the TenX shares. As at December 31, 2025, the valuation of TenX was $362,038 (December 31, 2024 - $nil). As at December 31, 2025, a +/- 10% change in the fair value of TenX will result in a corresponding +/- $36,204 change in the carrying amount (December 31, 2024 - $nil).

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at December 31, 2025, the valuation of Canada Stablecorp Inc. was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2025. As at December 31, 2025, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2024 - $nil).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

23.	Financial instruments (continued)

(e)	Fair value of financial instruments (continued)

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at December 31, 2025, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2025. As at December 31, 2025, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2024 - $nil).

Bonsol Labs Inc. (“Bonsol”)

On November 13, 2025, the Company invested $2,000,000 to acquire rights to certain preferred shares of Bonsol. As at December 31, 2025, the valuation of Bonsol was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at December 31, 2025. As at December 31, 2025, a +/- 10% change in the fair value of Bonsol will result in a corresponding +/- $200,000 change in the carrying amount (December 31, 2024 - $nil)

SUI Digital Assets Loaned at FVTPL

During Q2 2025, the Company invested $41,160,000 to acquire SUI digital assets. Management used the net asset values as determined by market pricing and applied a 16% discount for lack of marketability. As at December 31, 2025, a +/- 10% change in the fair value of the SUI digital assets loaned will result in a corresponding +/- $1,865,214 change in the carrying amount.

Equity Investments in Digital Assets Funds at FVTPL (“Equity Investments”)

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 16% discount for lack of marketability. As at December 31, 2025, a +/- 10% change in the fair value of the Equity Investments will result in a corresponding +/- $13,198,205 change in the carrying amount (December 31, 2024 - $25,742,506).

24.	Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors to choose other currencies or assets to invest in.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

24.	Digital asset risk (continued)

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such market. It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

25.	Capital management

The Company considers its capital to consist of share capital, share based payments reserves and deficit. The Company’s objectives when managing capital are:

a)	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

b)	to give shareholders sustained growth in value by increasing shareholders’ equity; while

c)	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and makes adjustments to it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

a)	raising capital through equity financings; and

b)	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the (a) CBOE Canada (formerly NEO Exchange) which requires one of the following to be met: (i) shareholders equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least CAD$25 million, or (iv) assets and revenues of at least CAD$25 million, and (b) Nasdaq Capital

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

26.	Related party disclosures

a)	The consolidated financial statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
DeFi Holdings (Bermuda) Ltd.	100
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the years ended December 31, 2025 and 2024 were as follows:

	Year ended December 31,
	2025	2024
Short-term benefits	$4,351,709	$21,725,185
Shared-based payments	1,670,174	9,552,181
	$6,021,883	$31,277,366

During the year ended December 31, 2024, the Company paid management $20,000,000 and 3,998,508 DeFi shares valued at $6,273,870 related to DeFi Alpha trading profits.

c)	During the year ended December 31, 2025, the Company incurred $502,545 (December 31, 2024: $43,393) in legal fees to a firm in which a former director of the Company is a partner. At December 31, 2024, the Company had recorded $nil in accounts payable and accrued liabilities related to these legal expenses incurred in the ordinary course of business with this law firm.

During the year ended December 31, 2024, Valour purchased 1,320,130 USDT for EUR1,213,237 from a former director of Valour.

During the year ended December 31, 2024, the Company paid management $20,000,000 and 3,998,508 DeFi shares valued at $6,273,870 related to DeFi Alpha trading profits.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at December 31, 2025.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor and the President of the Company. The Company incurred $20,000 of legal fees related to SovFi in the twelve month period ended December 31, 2025 (December 31, 2024 - $Nil).

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

26.	Related party disclosures (continued)

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of December 31, 2025 and 2024.

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - December 31, 2025		$1,199,875

* Private company

Investment	Nature of relationship to investment	Estimated Fair Value
Brazil Potash Corporation	Former Officer (Ryan Ptolemy) of investee	$778,085
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	1,000,000
Total investment - December 31, 2024		$1,778,085

* Private company

27.	Commitments and contingencies

Management Contracts Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $2,576,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these condensed consolidated interim financial statements. Minimum commitments remaining under these contracts were approximately $4,294,000, all due within one year.

Legal Commitments and Class Action Lawsuit in the United States

The Company is, from time to time, involved in various claims and legal proceedings including a class action lawsuit filed against the Company and certain officers in the United States District Court for the Eastern District of New York which alleges that the Defendants made false and / or misleading statements and / or failed to disclose that: (i) DeFi Technologies was facing delays in executing its DeFi arbitrage strategy, which at all relevant times was a key revenue driver for the Company; (ii) DeFi Technologies had understated the extent of competition it faced from other Digital Asset Treasury companies and the extent to which that competition would negatively impact its ability to execute its DeFi arbitrage strategy; (iii) as a result of the foregoing issues, the Company was unlikely to meet its previously issued revenue guidance for the fiscal year 2025; (iv) accordingly, Defendants had downplayed the true scope and severity of the negative impact that the foregoing issues were having on DeFi Technologies’ business and financial results; and (v) as a result, Defendants’ public statements were materially false and misleading at all relevant times.

The Company does not agree with the allegations in the Class Action Lawsuit and intends to vigorously defend itself in Court. Based on the input from its external legal counsel and the early stage of this dispute, the Company believes in the merits of its legal defenses and as such has not accrued for any potential loss in these financial statements. The Company cannot reasonably predict the likelihood or outcome of these activities. This litigation is at an early stage and the Company cannot presently estimate the likelihood of loss or amount of loss that may be incurred as a result of this lawsuit.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs as well as any DeFi Alpha related transactions. Reflexivity operates the Company’s research firm and Stillman and Stillman Bermuda operate the trading platform.

Information about the Company’s assets by segment is detailed below.

December 31, 2025	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	52,948,491	2,101	9,203,569	29,079,929	91,234,090
Client cash deposits	-	-	5,615,054	-	5,615,054
Public investments, at fair value through profit and loss	272,520	-	-	-	272,520
Prepaid expenses	562,981	75,343	8,267,050	691,547	9,596,921
Digital assets, digital assets loaned, and digital assets staked	-	65,040	14,066,946	501,454,945	515,586,931
Equity instruments	-	-	-	131,982,050	131,982,050
Right-of-use assets	-	-	-	2,999,253	2,999,253
Investment in associate	2,423,934	-	-	-	2,423,934
Other non-current assets	28,172,752	-	-	36,680,278	64,853,030
Total assets	84,380,678	142,484	37,152,619	702,888,002	824,563,783
Accounts payable and accrued liabilities	2,151,846	49,421	5,458,569	1,610,274	9,270,110
Loans payable	-	-	-	2,611,009	2,611,009
Trading liabilities	-	-	24,122,640	-	24,122,640
Warrant liability	13,599,316	-	-	-	13,599,316
Lease liability	-	-	-	3,102,188	3,102,188
ETP holders payable	-	-	-	622,304,667	622,304,667
Total liabilities	15,751,162	49,421	29,581,209	629,628,138	675,009,930

December 31, 2024	DeFi	Reflexivity	Stillman Digital	Valour Inc	Total
Cash	1,771,331	151,150	1,155,607	12,853,437	15,931,525
Client cash deposits	-	-	10,665,147	-	10,665,147
Prepaid expenses	547,856	72,017	701,222	476,629	1,797,724
Public investments, at fair value through profit and loss	778,085	-	-	-	778,085
Digital assets, digital assets loaned, and digital assets staked	530,601	158,649	5,718,748	549,430,902	555,838,900
Equity instruments	-	-	-	257,425,063	257,425,063
Property, plant and equipment	-	-	-	103	103
Other non-current assets	36,054,408	-	-	40,100,722	76,155,130
Total assets	39,682,281	381,816	18,240,724	860,286,856	918,591,677
Accounts payable and accrued liabilities	2,336,456	194,014	577,997	373,997	3,482,464
Loans payable	-	-	-	9,693,294	9,693,294
Trading liabilities	-	-	15,109,375	-	15,109,375
ETP holders payable	-	-	-	871,162,347	871,162,347
Total liabilities	2,336,456	194,014	15,687,372	881,229,638	899,447,480

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments (continued)

Information about the Company’s revenues and expenses by segment is detailed below:

Year ended December 31, 2025	DeFi	Reflexivity	Stillman Digital	Neuronomics	Valour Inc.	Total
Staking and lending income	-	114	-	-	13,072,027	13,072,141
Trading commissions	-	-	9,579,010	-	-	9,579,010
Management fees	-	-	-	123,706	9,573,286	9,696,992
Research revenue	-	533,000	-	-	-	533,000
Advisory revenue	287,558	-	-	-	-	287,558
Revenues excluding realized and net change in unrealized gains (losses)	287,558	533,114	9,579,010	123,706	22,645,313	33,168,701
Realized and net change in unrealized (losses) gains on digital assets	(688,965)	(33,658)	258,220	-	(233,525,090)	(233,989,493)
Realized and net change in unrealized loss on equity investments	-	-	-	-	(51,007,843)	(51,007,843)
Realized and net change in unrealized gains on ETP payables	-	-	-	-	350,965,104	350,965,104
Revenues from realized and net change in unrealized (losses) gains	(688,965)	(33,658)	258,220	-	66,432,171	65,967,768
Total revenues	(401,407)	499,456	9,837,230	123,706	89,077,484	99,136,469
Expenses
Operating, general and administration	14,902,029	585,836	8,714,090	210,211	9,806,967	34,219,133
Share based payments	13,210,103	-	-	-		13,210,103
Depreciation - property, plant and equipment	-	-	1,563	-	103	1,666
Amortization - right-of-use asset	-	-	-	-	207,328	207,328
Amortization - intangibles	1,286,479	-	5,291	39,811	-	1,331,581
Fees and commissions	19,707	-	938,361	-	5,242,613	6,200,681
Foreign exchange (gain) loss	(291,840)	-	(1,109)	5,911	(2,271,481)	(2,558,519)
Total operating expenses	29,126,478	585,836	9,658,196	255,933	12,985,530	52,611,973
Operating (loss) income	(29,527,885)	(86,380)	179,034	(132,227)	76,091,954	46,524,496
Realized (loss) on investments, net	(482,026)	-	(55,320)	-	118,253	(419,093)
Unrealized (loss) on investments, net	(16,501,202)	-	-	-	-	(16,501,202)
Interest income	504,084	-	2,023	33,278	3,237	542,622
Finance costs	(935)	-	(1,401)	(582)	776,162	773,244
Financing expense	(4,677,123)	-	-	-	-	(4,677,123)
Gain on deconsolidation	-	-	-	583,966	-	583,966
Loss on investment in associate	(75,506)	-	-	-	-	(75,506)
Change in fair value of warrant liabilities	39,595,879	-	-	-	-	39,595,879
Bad debt expense	(478,240)	-	-	-	(248,000)	(726,240)
Impairment loss	-	(2,077,585)	-	-	-	(2,077,585)
Total other income (expenses)	17,884,931	(2,077,585)	(54,698)	616,662	649,652	17,018,962
Net (loss) income for the year before taxes	(11,642,954)	(2,163,965)	124,336	484,435	76,741,606	63,543,458
Current taxes	403,546	(1,972)	732,823	779	2,555	1,137,731
Net (loss) income after tax	(12,046,500)	(2,161,993)	(608,487)	483,656	76,739,051	62,405,727
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	-	-	294,045	294,045
Net (loss) income and comprehensive (loss) income for the period	(12,046,500)	(2,161,993)	(608,487)	483,656	77,033,096	62,699,772

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

28.	Operating segments (continued)

For the year ended December 31, 2024	DeFi	Reflexivity	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	-	13,014,797	13,014,797
Management fees	-	-	-	6,443,983	6,443,983
Trading commissions	-	-	2,106,286	-	2,106,286
Research revenue	-	1,433,378	-	-	1,433,378
Revenues excluding realized and net change in unrealized gains (losses)	-	1,433,378	2,106,286	19,458,780	22,998,444
Realized and net change in unrealized gains and (losses) on digital assets	165,358	54,158	-	251,820,857	252,040,373
Unrealized gain on equity investments	-	-	-	108,915,688	108,915,688
Realized and net change in unrealized gains and (losses) on ETP payables	-	-	-	(352,528,754)	(352,528,754)
Revenues from realized and net change in unrealized gains (losses)	165,358	54,158	-	8,207,791	8,427,307
Total revenues	165,358	1,487,536	2,106,286	27,666,571	31,425,751
Expenses
Operating, general and administration	8,486,775	1,216,107	1,154,579	25,878,204	36,735,665
Share based payments	12,924,154	-	-	6,325,531	19,249,685
Depreciation - property, plant and equipment	4,168	-	-	1,822	5,990
Amortization - intangibles	1,543,995	-	-	-	1,543,995
Fees and commissions	32,753	-	251,319	3,823,030	4,107,102
Foreign exchange (gain) loss	91,484	-	(348,048)	(64,758)	(321,322)
Total operating expenses	23,083,329	1,216,107	1,057,850	35,963,829	61,321,115
Operating income (loss)	(22,917,971)	271,429	1,048,436	(8,297,258)	(29,895,364)
Realized (loss) on investments, net	-	-	-	112,984	112,984
Unrealized (loss) on investments, net	3,553,228	-	-	4,355,603	7,908,831
Interest income	3,926	-	611	-	4,537
Finance costs	-	-	953	(2,825,045)	(2,824,092)
Provision on accounts receivable	93,814	-	(310,449)	-	(216,635)
Impairment loss	(3,622,456)	-	-	-	(3,622,456)
Total other income (expenses)	28,512	-	(308,885)	1,643,542	1,363,169
Net income (loss) for the period	(22,889,459)	271,429	739,551	(6,653,716)	(28,532,195)
Other comprehensive income (loss)
Foreign currency translation (loss) gain	10,602	(21,587)	336,058	590,261	915,334
Net (loss) income and comprehensive (loss) income for the period	(22,878,857)	249,842	1,075,609	(6,063,455)	(27,616,861)

DeFi Alpha is a division within Valour Inc. looking for arbitrage trading opportunities.  It does not have its own statement of financial position but leverages Valour Inc’s equity for its trades. The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

29.	Earning per share

The following table presents the calculation of basic and fully diluted earnings per common share for the years ended December 31, 2025 and 2024:

	Year ended December 31,
	2025	2024
Numerator:
Net income (loss) after taxes	$62,405,727	$(28,532,195)
Denominator: Weighted average number of common shares - basic	$344,919,433	$295,591,423
Weighted average effect of dilutive warrants*	$18,845,738	$-
Weighted average effect of dilutive options*	$10,080,939	$-
Weighted average effect of dilutive DSUs*	$3,562,188	$-
Weighted average effect of dilutive RSUs*	$124,375	$-
Weighted average number of common shares - diluted	$377,532,673	$295,591,423

Basic earnings (loss) per share	$0.18	$(0.10)
Diluted earnings (loss) per share	$0.17	$(0.10)

*	Maximum dilution if all warrants, options and DSUs were exercised would be 55,862,159

30.	Taxation

a)	Provision for Income Taxes

The reconciliation of the combined Canadian Federal and Provincial statutory income tax rate of 26.5% (2024: 26.5%) to the effective tax rate is as follows:

	2025 $	2024 $
(Loss) before income taxes	63,543,458	(28,532,195)
Expected income tax recovery based on statutory rate	16,839,000	(7,561,000)
Adjustment to expected income tax recovery:
Change in foreign exchange rates
Permanent differences and other	320,000	(11,727,000)
Provision to return adjustment	(1,110,000)	(95,000)
Share based compensation	3,501,000	5,101,000
Other
Change in unrecorded deferred tax asset	(19,550,000)	14,282,000
Current tax provision (recovery)	-	-
Deferred income tax provision (recovery)	-	-

The Company expensed $1,137,731 of taxes paid related to prior periods in the year ended December 31, 2025.

DeFi Technologies Inc.

Notes to the consolidated financial statements

For the years ended December 31, 2025 and 2024

(Expressed in U.S. dollars unless otherwise noted)

30.	Taxation (continued)

b)	Deferred Income Tax (continued)

Deferred taxes are a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities.

	2025 $	2024 $
Non-capital loss carry-forwards	23,777,000	27,054,000
Undepreciated capital cost (UCC)	24,000	24,000
Reserves	262,814	299,000
Share issue costs	2,000	74,000
Exploration and evaluation assets	5,112,000	5,112,000
Investments	8,040,907	-
Intangible assets	-	2,576,000
Capital losses carried forward	17,045,000	17,045,000
Total	54,263,721	52,184,000

The Company has approximately $52,378,000 of non-capital loss carry forwards in Canada which may be used to reduce the taxable income of future years. These losses expire from 2026 to 2045.

31.	Reclassification of Comparative Amounts

Certain amounts have been reclassified in the Condensed Consolidated Interim Statement of Operations and Comprehensive Income /(Loss) in previous periods to conform to the current period presentation. Only reclassifications have been made with no changes in accounting policies or revision of previously reported amounts. There is no change to the previously reported net income (loss).